SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: May 7, 2004

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                               No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the First Quarter 2004 Report, which appears immediately following this page.

Financial Reporting

First Quarter 2004 Report
4 May 2004

UBS Financial Highlights

[1]	Operating expenses / operating income less credit loss expense or recovery.

[2]	For the EPS calculation, see Note 8 to the Financial Statements.

[3]	Net profit year to date (annualized as applicable) / average shareholders’ equity less dividends.

[4]	Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the UBS Results section.

[5]	Excludes the amortization of goodwill and other intangible assets.

[6]	There were no significant financial events in the current and comparative periods.

[7]	Operating expenses less the amortization of goodwill and other intangible assets and significant financial events / operating income less credit loss expense or recovery and significant financial events.

[8]	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax) / weighted average shares outstanding.

[9]	Net profit for diluted EPS less the amortization of goodwill and other intangible assets and significant financial events (after tax) / weighted average shares outstanding for diluted EPS.

[10]	Net profit year to date (annualized as applicable) less the amortization of goodwill and other intangible assets and significant financial events (after tax) / average shareholders’ equity less dividends.

Throughout this report, 2003 and 2002 results have been restated to reflect the accounting changes (IAS 32/39, investment property, credit risk losses incurred on OTC derivatives, change in treatment of corporate client assets in Business Banking Switzerland) effective 1 January 2004 and announced 22 April 2004.

	Quarter ended			% change from
CHF million, except where indicated	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Income statement key figures
Operating income	10,295	8,538	7,768	21	33
Operating expenses	7,206	6,303	6,174	14	17
Operating profit before tax and minority interest	3,089	2,235	1,594	38	94
Net profit	2,423	1,808	1,209	34	100
Cost / income ratio (%) [1]	70.0	73.4	78.8

Per share data (CHF)
Basic earnings per share [2]	2.25	1.68	1.05	34	114
Diluted earnings per share [2]	2.18	1.64	1.02	33	114

Return on shareholders’ equity (%) [3]	29.2	17.8	13.2

CHF million, except where indicated				% change from
As at	31.3.04	31.12.03	31.3.03	31.12.03	31.3.03

Balance sheet key figures
Total assets	1,670,033	1,550,056		8
Shareholders’ equity	37,602	35,310		6

Market capitalization	105,857	95,401	67,808	11	56

BIS capital ratios
Tier 1 (%) [4]	12.1	11.8	11.5
Total BIS (%)	13.5	13.3	13.6
Risk-weighted assets	262,674	251,901	238,746	4	10

Invested assets (CHF billion)	2,238	2,133	1,923	5	16

Headcount (full-time equivalents)
Switzerland	26,469	26,662	27,689	(1)	(4)
Europe (excluding Switzerland)	10,011	9,906	10,130	1	(1)
Americas	25,211	25,511	26,770	(1)	(6)
Asia / Pacific	3,939	3,850	3,806	2	3
Total	65,630	65,929	68,395	0	(4)

Long-term ratings
Fitch, London	AA+	AA+	AAA
Moody’s, New York	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+

Earnings adjusted for significant financial events and pre-goodwill 5, 6

	Quarter ended			% change from
CHF million, except where indicated	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Operating income	10,295	8,538	7,768	21	33
Operating expenses	6,981	6,078	5,932	15	18
Operating profit before tax and minority interest	3,314	2,460	1,836	35	81
Net profit	2,648	2,033	1,451	30	82

Cost / income ratio (%) [7]	67.8	70.8	75.7
Basic earnings per share (CHF) [8]	2.46	1.89	1.26	30	95
Diluted earnings per share (CHF) [9]	2.38	1.84	1.23	29	93

Return on shareholders’ equity (%) [10]	31.9	20.5	15.8

First Quarter 2004 Report
4 May 2004

Financial Calendar

Publication of Second Quarter 2004 results	Tuesday, 10 August 2004

Publication of Third Quarter 2004 results	Tuesday, 2 November 2004

Publication of Fourth Quarter 2004 results	Tuesday, 8 February 2005

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Media Relations

Hotline: +41 1 234 8500	email: sh-gpr@ubs.com	Web: www.ubs.com/media

Interactive First Quarter 2004 Report

An interactive version of this report can be viewed online in the First Quarter 2004 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

First Quarter 2004 Report
4 May 2004

Shareholders’ Letter

Dear Shareholders,

With our best quarterly performance on record, the year has started extremely well. Net profit was CHF 2,423 million, double our result in first quarter 2003 (and up 82% before goodwill). Revenues rose 33%. Before goodwill, earnings per share increased 95% to CHF 2.46 while return on equity was at 31.9% – record quarterly levels for both.

     This outstanding performance is naturally a reflection of the excellent trading conditions in major financial markets and the positive effect of strong market valuations on invested assets. We also believe, however, that it shows the payoff from investing in our businesses somewhat countercyclically over the past few years – positioning ourselves for exactly these kinds of opportunities.

All our businesses reported both revenue and pre-tax profit gains compared to a year ago. Our Investment Bank reported a 115% gain in pre-tax profit, with results driven by the best fixed income and second best equities performances since 2000. Our wealth management and institutional asset management businesses profited as financial markets attracted more frequent investor activity. Strong market valuations also helped asset-based fees. Our Wealth Management and Global Asset Management units reported their best results in three years, and the Wealth Management USA business reported its best operating performance since PaineWebber became part of UBS.

     At the same time, we have not eased our cost discipline which was so critical in tougher revenue environments. Total operating expenses, up 17% compared to first quarter 2003, rose far less than revenues, with the increase mainly reflecting higher accruals for performance-related compensation.
     Net new money flows are the best indicator of growth in our wealth and asset management businesses. This quarter saw clients add CHF 35 billion to their investments with UBS. Private investors added a record CHF 19 billion to our wealth management businesses worldwide, compared to CHF 11 billion a year earlier. Inflows from our institutional asset management clients reached a record high of CHF 10 billion. Our independent private banks and GAM together recorded an inflow of CHF 6 billion.

Increasing our market risk limits allowed us to take advantage of the trading conditions we saw in first quarter, particularly in fixed income where the high level of client activity, along with the levels of rates and steepness of the yield curve remained attractive. Set against a 34% increase in average Value at Risk compared to a year earlier, total income from trading activities rose 33%.

UBS has all that it needs to grow. One of our major investments is in our brand, which this quarter was reflected in a new global advertising campaign, launched in February. Our advertising investment concentrates on key markets where we need to further build familiarity with our brand in order to achieve our growth targets – particularly the US. The campaign – themed “You and us” – shows how UBS delivers global financial resources through personal client relationships based on intimate understanding.

     Selective, bolt-on acquisitions will continue to be an element of our growth strategy. The two acquisitions we have made so far this year – Laing & Cruickshank and Scott Goodman Harris – have helped us become one of the top-tier providers in the UK wealth management market.

Expanding our core businesses also implies that we will continue to divest non-core businesses and participations. Our current stake in Motor-Columbus (a Swiss holding company whose most significant asset is a majority ownership interest in Atel, a Swiss electricity company) is no exception. At the beginning of April, we announced the acquisition of an additional 20% stake in Motor-Columbus from the German utility RWE, temporarily raising our participation to 55.6%, allowing us to protect the value of our investment and putting us in a strong position, as majority shareholder, to divest it in the future when the opportunity arises.

Outlook – This quarter was one of those rare periods when conditions for every one of our businesses were simultaneously excellent. As the year progresses, such a positive combination of circumstances is not likely to continue, especially given the natural seasonality that boosts the first quarter in some units. That said, with our businesses firing on all cylinders and the growth indicators all showing positive, we have every reason to feel optimistic about UBS’s future.

4 May 2004

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

UBS Results
4 May 2004

UBS Results

Initiatives and achievements

Appointment of new board members

Shareholders at the 2004 Annual General Meeting (AGM) elected Stephan Haeringer, our former Deputy CEO, as Executive Vice Chairman of the Board of Directors. Helmut Panke and Peter Spuhler were elected as independent, non-executive members of the Board of Directors. Helmut Panke, a German citizen, is Chairman of the Board of Management of BMW AG. Peter Spuhler, a Swiss citizen, is the owner of Stadler Rail AG in Canton Thurgau, Switzerland. Sir Peter Davis, a member of the Board of Directors since 2001, was re-elected for another three-year term.
     Two members stepped down from the Board of Directors at the 2004 AGM. As previously announced, Johannes A. de Gier resigned from the Board in order to focus on his role as Chairman of the holding company for the three UBS independent private banks and GAM. Hans Peter Ming reached the statutory retirement age and retired from the Board of Directors after completing his term of office. The UBS Board of Directors now has ten members – seven Swiss citizens, one UK citizen, one US citizen, and one German citizen.

Standish assumes role as CFO

On 1 April, Clive Standish assumed his new role as Chief Financial Officer and Head of Corporate Center. His responsibilities encompass the management of our finance, treasury, risk and strategy functions. He will also, together with CEO Peter Wuffli, oversee our relationships with regulators and investors.
     Rory Tapner, formerly Joint Global Head of Investment Banking, succeeded Standish as Chairman and CEO of the Asia Pacific region on 1 May. He will report directly to Peter Wuffli.

Integration of IT infrastructure
across the firm

As announced in fourth quarter 2003, we have started to build  our  integrated  IT  infrastructure unit  (ITI).  The new unit covers most of our IT infrastructure functions across the firm, and aims to serve our businesses in a client-focused and cost-efficient way.

     The unit’s overall structure and senior management responsibilities have now been defined, and it started to operate in second quarter 2004. ITI will be housed within Corporate Center and approximately 2,400 employees were relocated from the Business Groups to ITI on 1 April 2004. The unit will charge the businesses for services through internal service level agreements (SLAs) leading to a reclassification of costs for the Business Groups.
     All SLA charges will in future be shown in an additional cost line in the income statements of all business units. Before publication of second quarter results we will restate prior periods to reflect the headcount impact and the reclassification between expense lines. The restatement will neither affect UBS’s result as a whole nor the Business Group results previously reported.

Acquisition of majority stake
in Motor-Columbus

In April, we announced the acquisition of a 20% stake in Motor-Columbus and a 1.23% stake in Atel from RWE, a German utility, for a total consideration of CHF 420 million. Motor-Columbus is a Swiss holding company whose most significant asset is a 58.5% ownership interest in Atel, a Swiss-based electricity company.
     UBS already owned 35.6% of Motor-Columbus, a non-core participation which will rise to 55.6% following the announced acquisition. Being the majority shareholder will allow us to protect the value of our investment and puts us in a strong position to divest it in the future. Our intention is to create a long-term solution with industrial logic for both Motor-Columbus and Atel.
     In accordance with the opt-out clause within the Motor-Columbus articles of association, UBS will not submit a takeover offer to other shareholders of Motor-Columbus. At the same time,

the acquisition of a majority stake in Motor-Columbus indirectly gives us a controlling interest in Atel. We will therefore submit a mandatory offer to Atel’s shareholders. However, we expect only a small percentage of Atel shares to be tendered, given that most of these shares are held by energy companies with a strategic interest in their stake.
     The transaction is subject to approval by the competition authorities. The Swiss Takeover Board will rule on whether UBS must make a separate takeover offer for Atel’s subsidiary Società Elettrica Sopracenerina. We are seeking an exemption from such an offer.
     We expect to complete the transaction in July and to fully consolidate Motor-Columbus in the UBS financial statements in third quarter 2004, showing it within a separate Business Group.

New accounting standards and changes in
accounting and presentation

Recently issued IFRS standards

In first quarter 2004, the International Accounting Standards Board (IASB) issued several new standards that apply to UBS. The two described below will have a significant influence on our financial statements.
     IFRS 2 Share-based Payment, issued on 19 February 2004, governs the accounting of share-based payments. It will require us to recognize the fair value of all share-based payment transactions as compensation expense. Effective 1 January 2005, the new standard applies to equity-settled awards granted after 7 November 2002 that had not vested by 1 January 2005 and liabilities arising from cash-settled share-based awards that exist on 1 January 2005. Retrospective application to earlier awards is permitted. It is likely that the fair value of awards (options and shares) will be amortized over the service period, which is generally equal to the vesting period. This would represent a change from our current approach of expensing the share component of performance-related compensation upfront in the year of corresponding performance. We are currently evaluating the impact of the new standard, including whether we will adopt full retrospective application or only consider grants made after 7 November 2002. We will provide an update on the application of the new standard in our second quarter 2004 report.
     In March 2004, the IASB issued IFRS 3 Business Combinations, along with the related revised IAS 36 Impairment of Assets, and revised IAS 38 Intangible Assets. IFRS 3 replaces IAS 22 and requires that all business combinations be accounted for under the purchase method. The pooling of interests method is eliminated. Under IFRS 3, goodwill will no longer be amortized and must be tested for impairment at least once a year. The new standard applies prospectively to all business combinations on or after 31 March 2004. Beginning in 2005, we will cease to amortize existing goodwill and will instead conduct an annual impairment test. Intangible assets with indefinite useful lives will also be tested for impairment. These changes will bring the treatment of goodwill and intangible assets in line with that under US GAAP. The adoption of the new standards will have a material impact on our financial statements as we, for example, recorded CHF 756 million of goodwill amortization expense in 2003.

Changes in accounting and presentation
from 1 January 2004

On 22 April, we published restated figures for 2003 and 2002 that align our comparative prior periods to the changes we undertook in accounting and presentation on 1 January 2004.
     The restatement reflected the following changes in accounting and presentation:
–	early adoption of IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement
–	change in the accounting for investment property from historical cost less accumulated depreciation to the fair value method
–	change in accounting for credit risk losses incurred on over-the-counter (OTC) derivatives which are now reported in net trading income and no longer through credit loss expense
–	exclusion of corporate client assets in Business Banking Switzerland (except for pension funds) from invested assets, including the related net new money flows.
     These changes lowered 2003 and 2002 net profit by CHF 146 million and CHF 5 million respectively. All figures and results presented in this report reflect these changes. More information on the changes can be found in Note 1 to the

UBS Results
4 May 2004

Financial Statements of this report and our restatement release issued on 22 April which you can find on the web at www.ubs.com/investors.

New disclosure starting this quarter

As part of our continuing effort to improve the transparency of our financial reporting and provide the best possible understanding of our business, we have made a number of enhancements to our disclosure this quarter.
     From this report on, our underwriting fee results will be split to show both equity and fixed income contributions.
     In our credit portfolio, we have introduced a new ratio to better explain our allowances. It shows the impact of collateral on the coverage ratio for impaired loans.

     In our Business Banking Switzerland unit, we now split our revenues to show the breakdown between interest income and non-interest income, giving a more distinct picture of the unit’s sources of revenue.
     At Wealth Management USA, we now indicate the split between private client and municipal finance revenues. We believe this will help to better explain the performance of the underlying core business. To that effect, we are also introducing a new key performance indicator (KPI) that shows the productivity per financial advisor.

Performance Against Targets

Year to date (annualized as applicable)	31.3.04	31.12.03	31.3.03

RoE (%)
as reported [1]	29.2	17.8	13.2
before goodwill and adjusted for significant financial events [2]	31.9	20.5	15.8

For the quarter ended	31.3.04	31.12.03	31.3.03

Basic EPS (CHF)
as reported [3]	2.25	1.68	1.05
before goodwill and adjusted for significant financial events [4]	2.46	1.89	1.26

Cost / income ratio (%)
as reported [5]	70.0	73.4	78.8
before goodwill and adjusted for significant financial events [6]	67.8	70.8	75.7

Net new money, wealth management units (CHF billion) [7]
Wealth Management	16.2	6.4	7.4
Wealth Management USA	2.8	7.8	3.7

Total	19.0	14.2	11.1

[1]	Net profit / average shareholders’ equity less dividends.

[2]	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax) / average shareholders’ equity less dividends.

[3]	Details of the EPS calculation can be found in Note 8 to the Financial Statements.

[4]	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax) / weighted average shares outstanding.

[5]	Operating expenses / operating income less credit loss expense or recovery.

[6]	Operating expenses less the amortization of goodwill and other intangible assets and significant financial events / operating income less credit loss expense or recovery and significant financial events.

[7]	Excludes interest and dividend income.

UBS Results
4 May 2004

Results

We reported our best quarterly result ever in first quarter 2004. Net profit was CHF 2,423 million, up 100% from CHF 1,209 million in the same quarter a year earlier. Before goodwill, net profit rose 82% from first quarter 2003. Our outstanding performance reflected clear success in capturing revenue opportunities and growing our business as major financial markets continued to recover. Operating income, up 33%, was also at an all-time record. At the same time, we continued to manage costs tightly as expenses, up 17%, rose far less than revenues. All our business units posted higher operating income and pre-tax profits in first quarter compared to a year earlier. Our Investment Bank reported a 115% gain in pre-tax profit, helped by the best fixed income and second best equity performance since 2000 with excellent trading returns rewarding increased levels of risk. Our wealth management and asset management businesses profited from growing asset bases and increased investor activity as individuals showed more willingness to enter the securities markets. For the first time since 2001, quarterly fee and commission income was over CHF 5 billion, making up almost half of total revenues. Wealth Management USA reported its best operating performance since joining UBS. Global Asset Management’s result was its best since 2000. Costs were kept under tight control in all our businesses, with general and administrative expenses up only 8% from first quarter 2003. The 23% overall rise in personnel expenses, however, was a direct reflection of our outstanding performance – prompting higher accruals for performance-related compensation.

     Annualized return on equity for first quarter 2004 was 29.2%, compared to 13.2% a year earlier. Basic earnings per share were CHF 2.25 in first quarter 2004, against CHF 1.05 in the same quarter a year earlier. The cost/income ratio was 70.0% in first quarter 2004, down from 78.8% a year earlier.

UBS targets

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). Additionally, we provide comments and analysis on an adjusted basis which excludes from the reported amounts certain items we term significant financial events (SFEs). An additional adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets.

     These adjustments reflect our internal approach to analyzing our results and managing the company, in which SFE-adjusted figures before the amortization of goodwill and intangibles are used to assess performance against peers and to estimate future growth potential. In particular, our financial targets have been set in terms of adjusted results, excluding SFEs and the amortization of goodwill and intangibles. All the analysis provided in our internal management accounting is based on operational SFE-adjusted performance. This helps us to illustrate the underlying operational performance of our business, insulated from the impact of individual gain or loss items that are not relevant to our management’s business planning decisions. A policy approved by the Group Executive Board (GEB) defines which items are classified as SFEs.
     We focus on four key performance targets, designed to deliver continually improving returns to our shareholders. These targets are evaluated on this adjusted basis.
     Accordingly, before goodwill and adjusted for significant financial events:
–
Our annualized return on equity in first quarter 2004 was 31.9%, up from 15.8% a year earlier and well above our target range of 15% to 20%. It was the best result ever, reflecting higher net profit combined with a lower average level of equity resulting from our continued buyback programs.

–
Basic earnings per share (EPS) also stood at the highest level ever. In first quarter 2004 they were CHF 2.46, nearly double the CHF 1.26 seen in the same quarter a year ago, reflecting the sharp net profit increase as well as the 7% reduction in average number of shares outstanding from our continuous repurchase of shares.

–
The cost/income ratio was 67.8% in first quarter 2004, an improvement from 75.7% in the same period last year - and the lowest level seen since 2000. Its progress reflects a 31% rise in income against an 18% increase in operating expenses. All our Business Groups posted higher revenues in the helpful market environment, which were generated from a fixed cost base that has been steadily

Invested Assets

	Quarter ended			% change from
CHF billion	31.3.04	31.12.03	31.3.03	31.12.03	31.3.03

UBS	2,238	2,133	1,923	5	16

Wealth Management & Business Banking
Wealth Management	737	701	638	5	16
Business Banking Switzerland	139	136	126	2	10

Global Asset Management
Institutional	335	313	264	7	27
Wholesale Intermediary	267	261	255	2	5

Investment Bank	4	4	3	0	33

Wealth Management USA	663	634	569	5	17

Corporate Center
Private Banks & GAM	93	84	68	11	37

reduced over the last few years. Those gains were partially offset by higher personnel expenses due to increased accruals for performance-related compensation.
     Our wealth management businesses had an excellent first quarter and continued to attract strong net new money inflows, spread across the globe. In first quarter 2004, inflows were at a record CHF 19.0 billion, up from CHF 11.1 billion in the same quarter a year ago. The Wealth Management unit attracted a record CHF 16.2 billion inflow in first quarter 2004, compared to CHF 7.4 billion a year earlier. The international clients business saw strong inflows into Asia, Eastern Europe and our domestic European wealth management business, which itself saw a record inflow of CHF 4.2 billion. In the US, net new money was CHF 2.8 billion in first quarter

2004, down slightly from CHF 3.7 billion a year earlier.

Significant financial events

There were no significant financial events in all quarters presented.

UBS results

Operating income

Total operating income, at its highest quarterly level ever, was CHF 10,295 million in first quarter 2004, up 33% from CHF 7,768 million in the same period a year earlier. The increase was driven by our ability to capture revenue opportunities in increasingly active financial markets. Higher revenues were recorded in all categories

Net New Money1

	Quarter ended
CHF billion	31.3.04	31.12.03	31.3.03

UBS	35.1	10.7	20.7

Wealth Management & Business Banking
Wealth Management	16.2	6.4	7.4
Business Banking Switzerland	1.0	(0.2)	1.7

Global Asset Management
Institutional	10.1	1.4	3.9
Wholesale Intermediary	(1.4)	(8.3)	3.4

Investment Bank	0.0	0.6	0.0

Wealth Management USA	2.8	7.8	3.7

Corporate Center
Private Banks & GAM	6.4	3.0	0.6

1 Excludes interest and dividend income.

UBS Results
4 May 2004

of our business. The increase in market levels positively impacted the asset base of our wealth and asset management businesses, prompting fee-based revenues to rise. Fee and brokerage income profited from the seasonally strong first quarter and a much improved market environment that helped to significantly increase the level of institutional and private client market activity. Both our equities and our fixed income businesses reported strong results, particularly in their trading activities. Private equity made a positive contribution, reflecting lower write-downs and higher divestment gains.

     Net interest income rose to CHF 3,218 million in first quarter 2004, up from CHF 2,909 million in the same period a year earlier. Net trading income was CHF 1,785 million this quarter, up from CHF 1,221 million in first quarter 2003.
     As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

     At CHF 1,265 million, net income from interest margin products in first quarter 2004 was 2% lower than the CHF 1,285 million recorded a year earlier. This was mainly due to declining revenues from our contracting recovery portfolio, lower interest margins on client cash and savings accounts as well as falling revenues from US dollar-denominated accounts. Higher volumes of savings accounts and the successful growth of our mortgage business in Switzerland almost offset those declines.
     Net income from trading activities was CHF 3,600 million in first quarter 2004, up 33% from CHF 2,707 million in the same quarter a year earlier. Equity trading income, at its highest level since first quarter 2001, rose to CHF 946 million in first quarter 2004 from CHF 319 million in the same quarter a year ago. The increase reflects a rapid expansion in market volumes, far higher client activity levels and therefore a significant improvement in trading opportunities. Proprietary trading revenues recovered sharply from the particularly weak first quarter a year ago. Fixed income trading revenues continued to perform strongly, rising 10% to CHF 2,151 million in first quarter 2004 from CHF 1,960 million a

Net Interest and Trading Income

	Quarter ended			% change from
CHF million	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Net interest income	3,218	3,007	2,909	7	11
Net trading income	1,785	578	1,221	209	46

Total net interest and trading income	5,003	3,585	4,130	40	21

Breakdown by business activity

	Quarter ended			% change from
CHF million	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Net income from interest margin products	1,265	1,233	1,285	3	(2)

Equities	946	701	319	35	197
Fixed income	2,151	1,146	1,960	88	10
Foreign exchange	414	321	357	29	16
Other	89	86	71	3	25

Net income from trading activities	3,600	2,254	2,707	60	33

Net income from treasury activities	310	326	398	(5)	(22)

Other [1]	(172)	(228)	(260)	(25)	(34)

Total net interest and trading income	5,003	3,585	4,130	40	21

1 Principally external funding costs of the Paine Webber Group, Inc. acquisition.

year earlier. The result was one of the best since 2001 and reflected high client activity as well as another quarter of favorable interest rates and yield curve configuration. Particular strength was seen in rates derivatives and mortgages, partially offset by a weaker result in investment grade trading. Positive revenues of CHF 53 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book compared to a mark to market loss of CHF 38 million a year ago. Foreign exchange saw strong sales volumes in cash and derivative transactions, helping trading revenues to rise 16% to CHF 414 million in first quarter 2004 from CHF 357 million a year earlier.

     In first quarter 2004, net income from treasury activities was CHF 310 million, down 22% from CHF 398 million a year earlier. The drop was mainly due to lower income from currency hedging revenues with a partial reversal of the unrealized gain recorded in fourth quarter. Returns on invested equity fell as we continued to repurchase shares. The impact of falling interest rates was partially offset by the diversification of our invested equity into currencies other than the Swiss franc.
     Other net trading and interest income showed negative revenues of CHF 172 million compared to negative CHF 260 million a year earlier. The improvement was mainly due to lower funding costs for goodwill as well as the contraction of our private equity portfolio.
     Net fee and commission income was CHF 5,005 million in first quarter 2004, up 31% from first quarter 2003’s CHF 3,826 million, reflecting increases in nearly all categories, with major gains in asset-based, brokerage and underwriting fees. Underwriting fees, at their second highest-ever level, were CHF 711 million in first quarter 2004, up 63% from CHF 437 million in the same quarter a year ago. Both equity and fixed income underwriting rose. Compared to a year earlier, equity underwriting rose 190% to CHF 397 million and fixed income underwriting advanced 5% to CHF 314 million. Corporate finance fees, at CHF 200 million in first quarter, rose 75% from CHF 114 million a year earlier. We were able to benefit from the improved market environment for merger and acquisition activities as the global fee pool (according to Freeman) grew by 40%. We ranked fifth in the market with a market share of 5.1% in first quarter 2004, up from the eighth rank and 3.8% share a year ear-

lier. Major gains were seen in all geographical regions. Net brokerage fees were CHF 1,341 million in first quarter 2004, up 50% from CHF 895 million a year earlier. This was the highest level seen since first quarter 2001, reflecting the improved markets and the resulting higher institutional as well as individual client activity. Investment fund fees, at their highest level ever, were CHF 1,131 million in first quarter 2004, up 28% from CHF 882 million a year earlier, mainly reflecting higher asset- and sales-based fees in our wealth and asset management businesses. Portfolio and other management and advisory fees rose 25% to CHF 1,122 million in first quarter from CHF 901 million a year earlier. The gain was due to higher management and performance fees in our asset management business and increased portfolio management and advisory fees in our wealth management businesses, resulting from rising invested asset levels.

     At CHF 284 million, other income in first quarter 2004 was CHF 403 million higher than the loss of CHF 119 million a year earlier. The increase was mainly due to higher disposal gains from private equity investments as well as a CHF 171 million drop in impairment charges for private equity investments as well as other financial investments.

Operating expenses

We continue to manage costs closely and continue to look for ways to improve the efficiency of our businesses. Total operating expenses, at CHF 7,206 million in first quarter 2004, were 17% higher than CHF 6,174 million in first quarter 2003. The increase mainly reflects higher personnel expenses due to increasing accruals for performance-related compensation following the significant revenue gains in all our businesses. General and administrative expenses increased slightly although they remained under tight control and were at their third lowest level since 2000, with declines seen in several business units. The weakening of major currencies against the Swiss franc helped keep expenses down.
     Personnel expenses increased 23% to CHF 5,171 million in first quarter 2004 from CHF 4,202 million in the same quarter a year earlier. The increase almost wholly reflects higher revenue-related accruals for performance-related compensation in all our Business Groups. This

UBS Results
4 May 2004

was slightly offset by lower contributions to retirement benefit plans, declining severance expenses at the Investment Bank and lower retention expenses at the Wealth Management USA business. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter.

     General and administrative expenses were CHF 1,507 million in first quarter, up 8% from the record low of CHF 1,397 million a year earlier. Most categories of expenses registered slight increases. The largest increases were for occupancy (due to a provision for a sub-lease), professional fees (reflecting higher legal fees) and advertising expenses (because of our new global brand campaign). This was partially offset by lower telecommunication and postage expenses as well as declining rent and maintenance expenses.
     At CHF 303 million, depreciation, also at its lowest level ever, dropped 9% from CHF 333 million in first quarter 2003. The decline reflected lower charges for IT depreciation, mainly at the Investment Bank.
     Amortization of goodwill and other intangible assets dropped 7% to CHF 225 million in first quarter 2004 from CHF 242 million a year earlier, reflecting the strengthening of the Swiss franc against major currencies.

Tax

In first quarter, UBS incurred a tax expense of CHF 579 million, reflecting an effective tax rate of 18.8% for the quarter, compared to last year’s full-year rate of 17.8% (before significant financial events). The first quarter 2004 rate was positively influenced by a beneficial regional profit mix, as well as by strong profitability in entities

Allowances and provisions for credit risk

CHF million	Wealth Management
As at	31.3.04	31.12.03

Due from banks	772	738
Loans	39,245	35,500

Total lending portfolio, gross	40,017	36,238

Allowances for credit losses	(18)	(16)
Total lending portfolio, net	39,999	36,222

Impaired lending portfolio, gross	12	8
Estimated liquidation proceeds of collateral for impaired loans	(2)	0

Impaired lending portfolio, net of collateral	10	8

Allocated allowances for impaired lending portfolio	10	8
Other allowances and provisions	8	8

Total allowances and provisions for credit losses	18	16

of which allowances and provisions for country risk	8	8

Non-performing loans	9	2

Allowances for non-performing loans	6	0

Ratios
Allowances and provisions as a % of lending portfolio, gross	0.0	0.0

Impaired as a % of lending portfolio, gross	0.0	0.0

Allocated allowances as a % of impaired lending portfolio, gross	83.3	100.0

Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0

Non-performing loans as a % of lending portfolio, gross	0.0	0.0

Allocated allowances as a % of non-performing loans, gross	66.7	0.0

1 Includes Global Asset Management, Private Banks & GAM and Corporate Center.

with tax losses carried forward. The slight increase from the full-year rate reflects our stronger results and therefore slightly higher progressive tax rates in Switzerland. We continue to believe that an underlying tax rate of around 19% (before significant financial events) is a reasonable indicator for full-year 2004.

Fair value disclosure of options

The proforma expense for options awarded, net of tax, which would have been incurred if recorded at fair value was CHF 468 million (pre-tax: CHF 496 million) in first quarter 2004, up from CHF 358 million (pre-tax: CHF 470 million) in first quarter 2003. In line with our strategy to be more selective, we granted 40% fewer options in first quarter than in the same period a year earlier.
     However, the higher UBS share price, a lower proforma tax benefit, and adjusted assumptions for the valuation of options (mainly longer expected option life and higher risk free rates) drove the after-tax cost higher.

     Most stock options are granted in the first quarter of the year, with any further grants generally reflecting those made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.
     Our valuation of options may change during the year due to further work we will undertake to implement the new IFRS 2 standard. For further details on the new standard, please refer to page 5.

Credit risk

UBS experienced another strong credit result in first quarter 2004, posting a net credit recovery

Business Banking				Wealth Management
Switzerland		Investment Bank		USA		Others[1]		UBS
31.3.04	31.12.03	31.3.04	31.12.03	31.3.04	31.12.03	31.3.04	31.12.03	31.3.04	31.12.03

3,250	2,574	21,264	24,486	1,713	1,493	3,095	2,733	30,094	32,024
136,637	135,960	34,776	30,668	12,582	11,623	2,356	2,220	225,596	215,971

139,887	138,534	56,040	55,154	14,295	13,116	5,451	4,953	255,690	247,995

(2,732)	(2,876)	(588)	(655)	(25)	(25)	(4)	(4)	(3,367)	(3,576)
137,155	135,658	55,452	54,499	14,270	13,091	5,447	4,949	252,323	244,419

5,927	6,382	739	791	25	25	4	3	6,707	7,209
(2,350)	(2,460)	(46)	(3)	(2)	(2)	0	0	(2,400)	(2,465)

3,577	3,922	693	788	23	23	4	3	4,307	4,744

2,664	2,822	565	599	25	25	4	4	3,268	3,458
353	304	136	181	1	3	0	0	498	496

3,017	3,126	701	780	26	28	4	4	3,766	3,954

124	110	114	144	0	0	0	0	246	262

4,176	4,418	452	455	25	25	3	1	4,665	4,901

2,440	2,346	391	392	25	25	3	1	2,865	2,764

2.2	2.3	1.3	1.4	0.2	0.2	0.1	0.1	1.5	1.6

4.2	4.6	1.3	1.4	0.2	0.2	0.1	0.1	2.6	2.9

44.9	44.2	76.5	75.7	100.0	100.0	100.0	133.3	48.7	48.0

74.5	72.0	81.5	76.0	108.7	108.7	100.0	133.3	75.9	72.9

3.0	3.2	0.8	0.8	0.2	0.2	0.1	0.0	1.8	2.0

58.4	53.1	86.5	86.2	100.0	100.0	100.0	100.0	61.4	56.4

UBS Results
4 May 2004

of CHF 3 million, compared to credit loss expense of CHF 46 million in fourth quarter 2003 and CHF 69 million in first quarter 2003.

     The Wealth Management & Business Banking business incurred a net credit loss expense of CHF 54 million in first quarter 2004, compared to CHF 64 million in first quarter 2003 and CHF 100 million in fourth quarter 2003. As the Swiss economy showed signs of a recovery, new impairments remained low, and recoveries of previously established provisions exceeded our expectations.
     The Investment Bank realized net recoveries of CHF 58 million in first quarter 2004 as we continued to benefit from the release of previously established provisions, reflecting improving business sentiment and stronger credit fundamentals as companies continue to rebuild their balance sheets. In fourth quarter 2003, the Investment Bank realized net recoveries of CHF 54 million and in first quarter 2003 experienced a net credit loss expense of CHF 5 million.
     On 31 March 2004, UBS’s gross loan portfolio was CHF 256 billion compared to CHF 248 billion on 31 December 2003 as all businesses increased lending exposure. The loan book of Wealth Management & Business Banking saw an increase of CHF 5.1 billion, of which CHF 3.8 billion was in Wealth Management, reflecting the success of a focused campaign to extend secured lending. At the Investment Bank, outstanding loans were up a marginal CHF 0.9 billion. The loan book of Wealth Management USA grew CHF 1.2 billion as clients leveraged their investment portfolios in anticipation of annual client tax requirements.
     Total impaired loans fell CHF 502 million or 7% to CHF 6,707 million on 31 March 2004 from CHF 7,209 million on 31 December 2003. In the same period, the relative quality of our loan book, as expressed by the ratio of impaired loans to total loans, improved to 2.6% from 2.9%.

     This quarter, we introduced a new ratio to better explain our allowances. It shows the impact of collateral on the coverage ratio for impaired loans.
     The ratio was 75.9% on 31 March 2004 compared to 48.7% when excluding the effect of collateral.

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are centered in the Investment Bank.

     As noted in our fourth quarter 2003 report, with the growth in the competitiveness of our trading businesses, the successful growth of our franchise, and increased market opportunities, we raised the Value at Risk (VaR) limit for the Investment Bank to CHF 600 million from CHF 450 million effective 1 January 2004. Within this new limit, average VaR rose to CHF 466 million compared with CHF 356 million in the previous quarter. The main driver for VaR remained interest rate exposures – in particular exposures to highly rated securities in the credit markets. Given continued favorable market conditions, opportunities were also taken in US Treasuries, high yield and emerging market bonds. New deal flow and secondary markets also remained strong, which supported both customer flow trading and proprietary activity.
     Equity markets in general started the year higher, with the trend continuing into February. In March, markets softened as the more uncertain geopolitical situation led to increased market volatility. VaR for equities ended the quarter broadly unchanged from fourth quarter 2003, with the average slightly higher as we supported higher levels of primary issuance.

Credit loss (expense) / recovery

	Quarter ended			% change from
CHF million	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Wealth Management & Business Banking	(54)	(100)	(64)	(46)	(16)
Investment Bank	58	54	(5)	7
Wealth Management USA	(1)	0	0
Corporate Center	0	0	0

UBS	3	(46)	(69)

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 31.3.04				Quarter ended 31.12.03
CHF million	Limits	Min.	Max.	Average	31.3.04	Min.	Max.	Average	31.12.03

Business Groups
Investment Bank	600	388.9	555.5	465.6	518.4	294.9	430.2	356.1	410.5
Wealth Management USA	50	12.7	27.4	17.2	17.8	10.0	20.6	15.6	16.7
Global Asset Management [1]	30	7.2	15.8	10.6	7.7	7.7	13.1	10.3	8.1
Wealth Management & Business Banking	5	0.5	1.1	0.8	0.9	0.6	1.3	0.9	0.7
Corporate Center [2]	150	46.9	69.0	57.8	52.4	43.0	58.9	50.3	49.2
Reserve	170
Diversification effect		[3]	[3]	(69.7)	(57.5)	[3]	[3]	(64.9)	(71.6)

Total	750	397.5	557.7	482.3	539.7	297.9	456.3	368.3	413.6

1  Only covers UBS interest in UBS O’Connor funds.   2  VaR for Corporate Center includes interest rate exposures in the banking books of Group Treasury and of the Private Banks.   3  As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day 99% confidence)

	Quarter ended 31.3.04				Quarter ended 31.12.03
CHF million	Min.	Max.	Average	31.3.04	Min.	Max.	Average	31.12.03

Risk type
Equities	150.5	176.1	158.4	154.4	141.9	189.4	154.7	159.8
Interest rates	367.1	521.0	434.3	521.0	252.9	437.1	341.1	394.5
Foreign exchange	5.3	72.6	30.1	19.1	8.4	46.4	22.9	28.3
Other [1]	9.3	28.6	16.8	14.6	7.4	21.1	14.3	9.5
Diversification effect	[2]	[2]	(174.0)	(190.7)	[2]	[2]	(176.9)	(181.6)

Total	388.9	555.5	465.6	518.4	294.9	430.2	356.1	410.5

1  Includes energy and precious metals risk.   2  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

     Within these risk levels, we have continued to avoid risk concentrations and focused on taking risk in liquid assets. As can be seen in the back-testing graph, revenue volatility remained low.

     ‘Backtesting’ compares actual revenues arising from closing positions (i. e. excluding intraday revenues, fees and commissions) with the 1-day VaR calculated on these positions, and is used to monitor the quality of the VaR model. The graph opposite shows these daily revenues and the corresponding 1-day VaR over the last 12 months. The 10-day VaR, which is the basis of the limits and exposures in the tables above, is also shown in this graph for information. Revenues over the period were within the range predicted by the VaR model.
     We routinely assess and actively manage tail risks against a standard set of forward-looking scenarios supplemented by specific scenarios targeting individual sectors or reflecting current concerns, such as increasing interest rate levels. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe currency and interest rate movements. These scenarios are kept under constant review and fine-tuned as neces-

UBS Results
4 May 2004

BIS Capital and Ratios

CHF million, except where indicated				% change from
As at	31.3.04	31.12.03	31.3.03	31.12.03	31.3.03

Risk-weighted assets	262,674	251,901	238,746	4	10

BIS Tier 1 capital	31,700	29,765	27,562	7	15
of which hybrid Tier 1 capital [1]	3,294	3,224	3,113	2	6
BIS total capital	35,473	33,581	32,490	6	9

BIS Tier 1 capital ratio (%)	12.1	11.8	11.5
of which hybrid Tier 1 capital (%) [1]	1.3	1.3	1.3
BIS total capital ratio (%)	13.5	13.3	13.6

1  Trust preferred securities.

sary. Like VaR, stress loss exposure ended the quarter higher than at the previous quarter end. The average was also higher but exposure remained within limits.

Capital management

We remain committed to being one of the best-capitalized financial services firms in the world and will therefore continue to manage our balance sheet prudently. This clear focus as well as our ongoing strong cash flow generation allowed us to continue our share buyback programs.

     Risk-weighted assets, at CHF 262.7 billion on 31 March 2004, rose 4% from CHF 251.9 billion on 31 December 2003. The increase was mainly due to higher capital requirements for market risk and from our principal finance business as well as the appreciation of the US dollar against the Swiss franc. BIS Tier 1 capital was CHF 31.7 billion on 31 March 2004, up from CHF 29.8 billion on 31 December 2003. The increase, reflecting strong retained earnings, pushed our Tier 1 capital ratio up to 12.1% from 11.8% a quarter earlier.

Buyback program

We terminated our 2003 share buyback program on 5 March 2004 after repurchasing a total of 59,482,000 shares for an average price of CHF 75.93 for a total value of CHF 4.5 billion. Following the approval at the Annual General Meeting on 15 April 2004, these shares are expected to be canceled in July 2004.
     In light of the continued strong capitalization, we started a new program on 8 March 2004, which will again lead to a cancelation of the repurchased shares. The program will allow the repurchase of shares for a maximum value of CHF 6 billion or 5.4% of total share capital and will run for one year. We will seek approval for the cancelation of shares bought back under this program at the Annual General Meeting in April 2005. As of 31 March 2004, we had not yet bought back any shares under the new program.

UBS Shares and Market Capitalization

Number of shares, except where indicated				% change from
As at	31.3.04	31.12.03	31.3.03	31.12.03	31.3.03

Total ordinary shares issued	1,184,421,495	1,183,046,764	1,256,702,037	0	(6)
Second trading line treasury shares
2002 first program			(67,700,000)
2002 second program			(8,270,080)
2003 program	(59,482,000)	(56,707,000)	(1,470,000)
2004 program	0

Shares outstanding for market capitalization	1,124,939,495	1,126,339,764	1,179,261,957	0	(5)

Share price (CHF)	94.10	84.70	57.50	11	64

Market capitalization (CHF million)	105,857	95,401	67,808	11	56

Total treasury shares	109,842,853	111,360,692	106,106,685	(1)	4

Treasury shares

IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders’ equity.
     Our holding of own shares fell to 109,842,853, or 9.3% of all issued, on 31 March

2004 from 111,360,692, or 9.4% of all issued, on 31 December 2003. A decline in the number of treasury shares held for employee share and option programs was responsible for the drop. The majority of grants for those programs are made in first quarter. The overall decline was partially offset by shares purchased under our buy-back program.

     Of the currently held treasury shares, 59,482,000 were bought for cancelation whereas the other 50,360,853 cover employee share and option programs, and, to a limited extent, market-making activities in the Investment Bank. The Investment Bank acts as a market-maker in UBS shares as well as in derivatives related to those shares and may hold UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

Wealth Management & Business Banking
4 May 2004

Wealth Management & Business Banking

Georges Gagnebin
Chairman, Wealth Management &
Business Banking

Marcel Rohner
CEO, Wealth Management &
Business Banking

In first quarter 2004, Wealth Management recorded its best quarterly result in three years. Pre-tax profit was CHF 868 million, up 23% from fourth quarter 2003. Net new money inflows were a record CHF 16.2 billion, including an all-time high contribution of CHF 4.2 billion from the European wealth management business. Business Banking Switzerland’s pre-tax profit was CHF 510 million in first quarter 2004, a 5% decrease from fourth quarter 2003, reflecting slightly lower operating income.

Business Group reporting

	Quarter ended			% change from
CHF million, except where indicated	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Income	3,203	3,028	2,866	6	12
Adjusted expected credit loss [1]	(17)	(5)	(57)	240	(70)

Total operating income	3,186	3,023	2,809	5	13

Personnel expenses	1,185	1,118	1,146	6	3
General and administrative expenses	523	543	517	(4)	1
Depreciation	82	101	94	(19)	(13)
Amortization of goodwill and other intangible assets	18	17	19	6	(5)

Total operating expenses	1,808	1,779	1,776	2	2

Business Group performance before tax	1,378	1,244	1,033	11	33

Business Group performance before tax and amortization of goodwill and other intangible assets	1,396	1,261	1,052	11	33
Additional information
Regulatory equity allocated (average)	9,150	8,850	8,500	3	8
Cost / income ratio (%) [2]	56.4	58.8	62.0
Cost / income ratio before goodwill (%) [3]	55.9	58.2	61.3

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).   2 Operating expenses / income.   3 Operating expenses less the amortization of goodwill and other intangible assets/income.

Wealth Management

[1]	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).

[2]	Excludes interest and dividend income.

[3]	Income (annualized)/average invested assets.

[4]	Operating expenses/income.

[5]	Operating expenses less the amortization of goodwill and other intangible assets / income.

[6]	Operating expenses less the amortization of goodwill and other intangible assets and expenses for the European wealth management business / income less income for the European wealth management business.

Business Unit reporting

	Quarter ended			% change from
CHF million, except where indicated	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Income	1,932	1,739	1,575	11	23
Adjusted expected credit loss [1]	(2)	1	(2)		0

Total operating income	1,930	1,740	1,573	11	23

Personnel expenses	522	479	474	9	10
General and administrative expenses	508	518	525	(2)	(3)
Depreciation	14	21	21	(33)	(33)
Amortization of goodwill and other intangible assets	18	17	19	6	(5)

Total operating expenses	1,062	1,035	1,039	3	2

Business unit performance before tax	868	705	534	23	63

Business unit performance before tax and amortization of goodwill and other intangible assets	886	722	553	23	60
KPI’s
Invested assets (CHF billion)	737	701	638	5	16
Net new money (CHF billion) [2]	16.2	6.4	7.4

Gross margin on invested assets (bps) [3]	107	100	98	7	9

Cost / income ratio (%) [4]	55.0	59.5	66.0
Cost / income ratio before goodwill (%) [5]	54.0	58.5	64.8
Cost / income ratio before goodwill and excluding the European wealth management business (%) [6]	46.9	49.2	56.7

Client advisors (full-time equivalents)	3,343	3,300	3,065	1	9

International Clients
Income	1,336	1,205	1,088	11	23

Invested assets (CHF billion)	521	491	447	6	17
Net new money (CHF billion) [2]	15.1	7.1	7.0

Gross margin on invested assets (bps) [3]	106	99	97	7	9

European wealth management (part of International Clients)
Income	92	80	52	15	77

Invested assets (CHF billion)	51	46	31	11	65
Net new money (CHF billion) [2]	4.2	1.7	3.0

Client advisors (full-time equivalents)	695	672	575	3	21

Swiss Clients
Income	596	534	487	12	22

Invested assets (CHF billion)	216	210	191	3	13
Net new money (CHF billion) [2]	1.1	(0.7)	0.4

Gross margin on invested assets (bps) [3]	112	102	101	10	11

Additional information				% change from
As at	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Client assets (CHF billion)	931	884	777	5	20
Regulatory equity allocated (average)	2,800	2,700	2,550	4	10
Headcount (full-time equivalents)	9,199	9,176	9,316	0	(1)

Wealth Management & Business Banking
4 May 2004

Key performance indicators

The first quarter 2004 net new money inflow of CHF 16.2 billion was CHF 9.8 billion higher than the fourth quarter 2003 figure of CHF 6.4 billion, and 72% higher than the previous record intake in third quarter 2003. The International Clients business reported a record CHF 15.1 billion in net new money, with positive inflows in all geographical regions. Particularly strong inflows were seen from Asia, Eastern European and European domestic clients. The Swiss Clients business also showed a record intake of CHF 1.1 billion, reflecting successful client acquisition activity. In first quarter, the net new money intake from existing clients was particularly high. Our extremely strong performance reflects continuous investment in our domestic European business as well as other growth areas, among them the Asia Pacific region, giving us significantly enhanced capacity. A clear example of that is our client advisor workforce, which has expanded by 19% over the last two years. The stronger market environment, as well as certain seasonal effects, also had a positive influence.

     Invested assets on 31 March 2004 were CHF 737 billion, up 5% from CHF 701 billion on 31 December 2003, due to the high net new money intake, the slight increase in the US dollar against the Swiss franc (approximately 37% of Wealth Management’s invested assets are dollar-denominated) and the effect of the continued recovery seen in most financial markets.

     Gross margin on invested assets increased to 107 basis points in first quarter 2004 from 100 basis points in fourth quarter 2003, reflecting the helpful market environment. Brokerage fees were particularly strong on exceptionally high client activity levels, and the margin also benefited from our continuous effort to enhance our client offering with value-added products and services.

     The pre-goodwill cost/income ratio, at 54.0% in first quarter 2004, was down 4.5 percentage points from fourth quarter 2003. The drop was due to the strong growth in operating income combined with strictly controlled non-personnel expenses. Excluding the European wealth man-

agement business, the pre-goodwill cost/income ratio was 46.9% in first quarter 2004, down 2.3 percentage points from the previous quarter.

European wealth management

Our European wealth management business continues to perform strongly with all its key performance indicators at all-time highs. Net new money in first quarter 2004 was CHF 4.2 billion – up strongly from CHF 1.7 billion in fourth quarter 2003. This was the best result since the initiative’s launch at the beginning of 2001. Particularly strong inflows were seen in Germany and the UK. The inflow in first quarter 2004 represents an annualized growth rate of 37% of year-end 2003 assets.

     The level of invested assets reached a record CHF 51 billion on 31 March 2004, up from CHF 46 billion on 31 December 2003, as a result of the strong net new money inflows, the first-time inclusion of the invested assets from the acquisition of Merrill Lynch’s private client business in Germany and positive market and currency developments.

     Income in first quarter 2004 was a record CHF 92 million, up 15% from CHF 80 million in fourth quarter 2003 because of higher recurring revenues from the rapidly growing asset base and increased client transaction activity.

     The number of client advisors rose to 695 at the end of March 2004, up from 672 at the end of December 2003. This increase was mainly due to the inclusion of 16 client advisors acquired from Merrill Lynch in Germany.

UBS strengthens UK domestic presence
On 10 February 2004, UBS agreed to buy UK wealth manager Laing & Cruickshank from Crédit Lyonnais, a member of the French Crédit Agricole Group, for approximately GBP 160 million. Laing & Cruickshank is a leading provider of wealth management services to high net worth investors and charities. It will add approximately GBP 5 billion in invested assets – doubling the present GBP 5 billion of invested assets in our UK domestic business. The acquired business has 246 employees.
     A week later, on 17 February, UBS agreed to acquire Scott Goodman Harris, a leading UK Independent Financial Advisor (IFA) that serves executives and company directors and is a leader in advising clients on life insurance and pensions products. Scott Goodman Harris employs 28 people and has 6 partners.
     Scott Goodman Harris was fully integrated in mid-April. The Laing & Cruickshank transaction is expected to be completed in second quarter 2004, subject to regulatory approval. Consequently, neither is reflected in first quarter figures. The acquisitions will accelerate UBS’s successful organic growth program, under which it has expanded its UK domestic business in four years to over GBP 5 billion in invested assets and more than 100 client advisors. The combined business will be a leading player in the UK wealth management sector.
     The purchases are a further step in the systematic expansion of UBS’s European wealth management business following the acquisition of the private client businesses of Merrill Lynch in Germany in October 2003, and of Lloyds TSB in France in May 2003.
     In addition to these acquisitions, we have further strengthened our UK presence by opening a representative office in Manchester.

Wealth Management & Business Banking
4 May 2004

Initiatives and achievements

Australian private client business joins Wealth
Management

On 1 April 2004, our Australian private client business was transferred to the Wealth Management business from the Investment Bank. The business, with 123 employees, has branches in Melbourne and Sydney. The total of invested assets transferred was approximately CHF3 billion.

Top-tier in unit-linked life insurance in Switzerland

Our three-year old UBS Life Swiss unit has become, with a total premium volume of CHF 251 million in 2003, one of the leaders in the national market for single premium unit-linked life insurance products.
     In early 2004, its product range was expanded by the UBS Life Funds MFP (Managed Fund Portfolio). This specific unit-linked life insurance gives our clients an opportunity to combine their investment strategy in a first-class fund portfolio (comprising both UBS and third-party investment funds) with a life insurance contract.
     Our international life insurance unit, UBS International Life Ltd., which was established last spring in Dublin, generated a volume of more than CHF 1 billion in premiums in its first eight months of operation. For more detailed information on our life insurance businesses, please refer to the article published on page 20 of our Second Quarter 2003 Report.

Results

In first quarter 2004, Wealth Management’s pre-tax profit was CHF 868 million, up CHF 163 million, or 23%, from fourth quarter 2003. This was the best result in three years and reflected higher operating income, which rose on gains in asset-based and transaction fees. In contrast, operating expenses increased only slightly, allowing almost the entire rise in operating income to be captured in the bottom line.

Operating income

Total operating income, at CHF 1,930 million in first quarter 2004, increased by CHF 190 million or 11% from fourth quarter 2003. This represents the highest level since 2001. Recurring

Holistic solutions for private company owners

     Our private client had interests in various industries, including a substantial stake in a listed blue-chip company. Now he needed to raise funds for a new venture, but preferred not to sell down any of his existing holdings.
     The answer came from our Corporate Advisory Group (CAG). Using the client’s shares in the blue-chip company as collateral, the team structured a USD 30 million equity-linked note that was then sold through our own distribution network.
     The transaction generated benefits for all parties: the client raised capital without selling assets. Investors gained access to a product with an attractive yield, while we received a substantial flow of assets into our wealth management business.

     CAG has specialized in corporate finance solutions for private company owners since 2002. As one would expect, the majority of the unit’s 40 professionals come from an investment banking background. Yet it would be a mistake to regard CAG as a “mini-investment bank” within the Wealth Management business.
     For CAG, corporate finance solutions are not

an end in themselves. Rather, they form part of a holistic approach to wealth management. Together with client advisors, the CAG team takes into account the client’s entire needs, both private and corporate, when advising on corporate finance solutions.

     Typically, a client approaches CAG for assistance with a succession problem at a family-owned firm. If appropriate, the group can find buyers for all or part of such a company, then structure and execute the transaction.

income increased on rising asset-based fees, benefiting from gains in asset levels. Non-recurring income rose due to higher brokerage fees, reflecting an increase in client activity levels, which were particularly strong due to the positive market environment. The share of recurring income increased from 70% to 71%.

Operating expenses

Wealth Management’s operating expenses were CHF 1,062 million in first quarter 2004, up 3% from the previous quarter. Personnel expenses, at CHF 522 million in first quarter 2004, increased by 9% from fourth quarter 2003, due to higher performance-related accruals in line with revenue growth. General and administrative expenses, at CHF 508 million, were down CHF 10 million from the fourth quarter 2003 level. This was mainly due to lower travel and entertainment expenses. Depreciation fell to a record low of CHF 14 million, reflecting lower charges for IT.

Headcount

Headcount, at 9,199 on 31 March 2004, increased by 23 from 31 December 2003, reflecting the inclusion of Merrill Lynch staff in Germany, partially offset by the ongoing streamlining of processes and structures.

Outlook

We started the year with very strong results. The helpful market environment was reflected in very high client activity levels, a rising asset base, and exceptionally strong inflows of net new money. The countercyclical investments we have made in our franchise and staff over the last two years have started to pay off, giving us the opportunity to grow in markets where new wealth is being created. We are in a prime position to further grow our asset base and continue to improve profitability although we are obviously dependent on overall market developments that have an impact on client activity levels, our asset base and therefore, profitability.

     But the transaction is only a first step. A team of specialists from different areas of Wealth Management ensures that the transaction is structured efficiently, the proceeds of any sale effectively invested and estate-planning issues settled in line with the client’s objectives.

     To this end, CAG works closely with client-facing and product units across the firm. Within Europe, CAG focuses mainly on the five core countries of the European wealth management business. Accordingly, the unit is represented in Frankfurt, Milan,

Paris, Madrid and London, as well as in Switzerland. In January 2004, Euromoney named UBS as “Best in Western Europe” for corporate advisory services in the magazine’s first annual survey of the global private banking industry.

     Outside Europe, Swiss-based offices cater for clients with offshore assets, and additional CAG representatives in Latin America and Singapore are developing business within their regions.
     CAG specializes in the type of transactions that might occur once in the lifetime of a typical entrepreneur, typically the sale or restructuring of a family-owned business. For larger deals or capital market transactions, it can call on the execution capabilities of the Investment Bank.

     CAG is a relatively young business unit, but the market potential is considerable. As the post-war generation of entrepreneurs reaches retirement age, succession issues are looming in the family business sector across Europe. With the resources of the entire firm behind it, CAG is ideally placed to provide the right solutions.

Wealth Management & Business Banking
4 May 2004

Business Banking Switzerland

Business Unit reporting

	Quarter ended			% change from
CHF million, except where indicated	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Interest income	857	866	901	(1)	(5)
Non-interest income	414	423	390	(2)	6

Income	1,271	1,289	1,291	(1)	(2)
Adjusted expected credit loss [1]	(15)	(6)	(55)	150	(73)

Total operating income	1,256	1,283	1,236	(2)	2

Personnel expenses	663	639	672	4	(1)
General and administrative expenses	15	25	(8)	(40)
Depreciation	68	80	73	(15)	(7)
Amortization of goodwill and other intangible assets	0	0	0

Total operating expenses	746	744	737	0	1

Business unit performance before tax	510	539	499	(5)	2

Business unit performance before tax and amortization of goodwill and other intangible assets	510	539	499	(5)	2
KPI’s
Invested assets (CHF billion)	139	136	126	2	10
Net new money (CHF billion) [2]	1.0	(0.2)	1.7

Cost / income ratio (%) [3]	58.7	57.7	57.1
Cost / income ratio before goodwill (%) [4]	58.7	57.7	57.1

Non-performing loans / gross loans (%)	3.0	3.2	3.5
Impaired loans / gross loans (%)	4.2	4.6	5.7

Additional information				% change from
As at or for the period ended	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Deferral (included in adjusted expected credit loss)	103	114	77	(10)	34
Client assets (CHF billion)	642	622	481	3	33
Regulatory equity allocated (average)	6,350	6,150	5,950	3	7
Headcount (full-time equivalents)	17,529	17,620	18,302	(1)	(4)

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).  2 Excludes interest and dividend income.  3 Operating expenses/income.  4 Operating expenses less the amortization of goodwill and other intangible assets/income.

Key performance indicators

Our cost/income ratio was 58.7% in first quarter 2004, up 1.0 percentage points from fourth quarter 2003, due to slightly lower income. Operating expenses were almost unchanged in comparison to the previous quarter.

     Net new money was CHF 1.0 billion in first quarter 2004, up from fourth quarter 2003’s small outflow of CHF 0.2 billion. This increase was mainly related to inflows in our private client business.

     Business Banking Switzerland’s invested assets were CHF 139 billion on 31 March 2004, up CHF 3 billion from 31 December 2003, reflecting net new money inflows and positive market and currency developments.
     Business Banking Switzerland’s loan portfolio, at CHF 139.9 billion on 31 March 2004, was up 1.4 billion from the level on 31 December 2003. An increase in mortgages for private clients and loans to banks was only partly offset by the ongoing workout of the recovery portfolio, which fell from CHF 6.4 billion to CHF 6.0 billion. The reduction in the recovery portfolio is also mirrored in our key loan ratios: the non-performing loans ratio dropped to 3.0% on

31 March 2004 from 3.2% on 31 December 2003, while the impaired loan ratio improved to 4.2% from 4.6% in the same period.

Initiatives and achievements

New IT platform improves year-end processing

As reported in previous quarters, UBS has been progressively replacing its old IT platform with its new ‘Strategic Solution Program (SSP)’ over the last few years.
     For the first time, the year-end processing for 2003 was carried out using the new software, functions and procedures. Thanks to these improvements, it was possible to produce twice as many asset statements per hour as last year.
     As a result, clients received their statements up to three days earlier than in the previous year. Additionally, postage costs were reduced and mail handling for clients simplified, since account statements and interest certificates could be sent out together for the first time.
     As additional bank applications in Switzerland are transferred to the SSP platform, it will shorten the time it takes us to launch new products to market and further improve our management reporting.

Results

In first quarter 2004, Business Banking Switzerland reported a pre-tax profit of CHF 510 million – a 5% decrease from fourth quarter 2003. Operating income fell due to a slightly lower deferred credit loss release as well as reduced interest and fee income. Operating costs increased marginally, as the rise in personnel expenses offset the decline in depreciation and general and administrative expenses.

Wealth Management & Business Banking
4 May 2004

Operating income

Operating income in first quarter 2004 was CHF 1,256 million, down 2%, or CHF 27 million, from fourth quarter 2003. Interest income fell to CHF 857 million in first quarter 2004 from CHF 866 million in fourth quarter 2003, mainly reflecting lower interest income from our reduced recovery portfolio. Non-interest income, at CHF 414 million in first quarter 2004, fell by CHF 9 million or 2% from fourth quarter 2003, mainly due to lower fee income compared with seasonally high levels in fourth quarter.

Operating expenses

Operating expenses increased slightly to CHF 746 million in first quarter 2004, up from CHF 744 million in fourth quarter 2003. Personnel expenses, at CHF 663 million, rose by CHF 24 million due to higher performance-related accruals, although the increase was partially offset by lower expenses for early retirement costs. It should be noted that our personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. General and administrative expenses fell to CHF 15 million, down by CHF 10 million from fourth quarter 2003 due to lower occupancy and travel and entertainment costs. The overall very low general and administrative expenses are a result of UBS’s integrated business model, through which Business Banking Switzerland provides a significant number of services to other business units, mainly Wealth Management. In accounting terms, the costs for these services are charged to the receiving unit as general and administrative expenses, and then offset by lower general and administrative expenses in the provider unit. Depreciation decreased to a more normal level of CHF 68 million, down CHF 12 million from fourth quarter 2003, which was impacted by the accelerated depreciation of certain software.

Headcount

Business Banking Switzerland’s headcount was 17,529 on 31 March 2004, down 91 from 17,620 on 31 December 2003, reflecting the ongoing efficiency gains in processes and structures.

Outlook

Business Banking Switzerland delivered a good result in first quarter 2004, mainly due to continued strict management of the cost base. We remain determined to keep our profitability at levels that compare favorably to our peers, and will keep managing our cost base in line with revenue developments.

Global Asset Management
4 May 2004

Global Asset Management

John A. Fraser
Chairman and CEO,
Global Asset Management

In the best quarterly result since 2000, first quarter pre-tax profit was CHF 144 million, a 29% rise from fourth quarter 2003. Continued inflows of net new money into equities and alternative mandates and improving market valuations resulted in higher management fees – strongly contributing to the record performance.

Business Group reporting

	Quarter ended			% change from
CHF million, except where indicated	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Institutional fees	280	228	198	23	41
Wholesale Intermediary fees	227	223	180	2	26

Total operating income	507	451	378	12	34

Personnel expenses	236	200	188	18	26
General and administrative expenses	88	96	99	(8)	(11)
Depreciation	6	10	7	(40)	(14)
Amortization of goodwill and other intangible assets	33	33	40	0	(18)

Total operating expenses	363	339	334	7	9

Business Group performance before tax	144	112	44	29	227

Business Group performance before tax and amortization of goodwill and other intangible assets	177	145	84	22	111
KPI’s
Cost / income ratio (%) [1]	71.6	75.2	88.4
Cost / income ratio before goodwill (%) [2]	65.1	67.8	77.8

Institutional
Invested assets (CHF billion)	335	313	264	7	27
of which: money market funds	19	14	19	36	0
Net new money (CHF billion) [3]	10.1	1.4	3.9
of which: money market funds	0.8	(1.6)	(0.6)
Gross margin on invested assets (bps) [4]	35	30	29	17	21

Wholesale Intermediary
Invested assets (CHF billion)	267	261	255	2	5
of which: money market funds	82	87	110	(6)	(25)
Net new money (CHF billion) [3]	(1.4)	(8.3)	3.4
of which: money market funds	(6.4)	(12.5)	0.6
Gross margin on invested assets (bps) [4]	34	34	28	0	21

Additional information				% change from
As at	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Client assets (CHF billion)	602	574	519	5	16
Regulatory equity allocated (average)	1,000	1,000	950	0	5
Headcount (full-time equivalents)	2,664	2,689	2,732	(1)	(2)

1 Operating expenses/operating income.   2 Operating expenses less the amortization of goodwill and other intangible assets/operating income.   3 Excludes interest and dividend income.   4 Operating income (annualized) / average invested assets.

Global Asset Management
4 May 2004

Key performance indicators

The pre-goodwill cost / income ratio was 65.1% in first quarter 2004, down from 67.8% in fourth quarter 2003 and at its lowest level since 2000. Higher asset-based and performance fees, coupled with lower general and administrative expenses, contributed to the overall improvement. Those developments were partly offset by higher incentive-based compensation which, in turn, reflected the stronger revenue performance.

Institutional

Institutional invested assets were CHF 335 billion on 31 March 2004, up by CHF 22 billion from 31 December 2003. The gain reflected strong net new money inflows and continued favorable market developments as well as the Swiss franc’s decline against the US dollar and UK sterling.

     Net new money inflows in first quarter 2004 totaled CHF 10.1 billion, up significantly from

CHF 1.4 billion in fourth quarter 2003. This was the best result since 1999 and reflects the strength of our long-term investment performance. Major recipients of the inflows were equity mandates, primarily in the UK and EMEA, as well as multi-manager mandates in the alternative and quantitative investments business, partially offset by outflows in fixed income mandates, mainly in Asia Pacific.

     The gross margin increased to 35 basis points in first quarter 2004 from 30 basis points in fourth quarter 2003, reflecting higher performance-based revenues and the long-term asset shift towards higher-margin asset classes.

Wholesale Intermediary

Invested assets were CHF 267 billion on 31 March 2004, up from CHF 261 billion on 31 December 2003. Positive market developments, the Swiss franc’s weakening against the US dollar as well as net new money inflows in equities and fixed income mandates were partly offset by outflows from money market funds, primarily related to assets switching to UBS Bank USA, which is part of Wealth Management USA (see below).

     Net new money outflows were CHF 1.4 billion in first quarter 2004, compared with an outflow of CHF 8.3 billion in fourth quarter 2003. The CHF 6.4 billion money market outflow in first quarter 2004 was mainly due to a CHF 4.2 billion outflow related to UBS Bank USA. Excluding money market outflows, we recorded an inflow of CHF 5.0 billion, with particularly strong flows into equity mandates in all regions, as well as in fixed income mandates in EMEA.

     The first quarter gross margin of 34 basis points was unchanged from fourth quarter 2003.

Money market sweep accounts

The majority of money market fund assets managed by our US wholesale intermediary business represent the cash portion of private client accounts. In first quarter 2004, we saw outflows from these money market assets of CHF 4.2 billion compared with outflows of CHF 10.6 billion in fourth quarter 2003, bringing total outflows to CHF 20.2 billion since the launch of the UBS Bank USA in third quarter 2003. Before its start, cash balances of private clients in the US were swept into our money market funds. Now, those cash proceeds are redirected automatically into FDIC-insured deposit accounts at UBS Bank USA. Although there was no bulk transfer of client assets to the bank, the funds invested in our sweep accounts are being used to complete client transactions and will therefore gradually deplete over time. Such funds are a low-fee component of Global Asset Management’s invested assets.

Investment capabilities and performance

After a strong performance in 2003, equity markets lacked direction in first quarter 2004, although they ended by and large in positive territory. Japan led the other markets, with gains driven by its domestic banking and consumer sectors. The quarter was also notable for the pull-back in the technology sector, which had previously outpaced the market.

     Throughout most of the quarter, bond markets in developed economies continued to display a surprising degree of resilience despite widely held concerns that buoyant economic growth would ultimately prompt upward pressure on interest rates. Bond yields in most markets fell over the quarter and there was little sign of an immediate tightening by central banks in the US, the Eurozone or Japan. The strength of economic activity in Japan, however, led to a bearish steepening of the yield curve.

Global Asset Management
4 May 2004

Annualized
Composite	1 Year	3 Years	5 Years	10 Years

Global Equity Composite vs. MSCI World Equity (Free) Index	–	+	+	+
Global Bond Composite vs. Citigroup World Government Bond Index	=	+	–	+
Global Securities Composite vs. Global Securities Markets Index	+	+	+	+

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All after fees.

     The actively managed Global Equity composite lagged the benchmark over the quarter, reflecting underperforming securities selection globally.

     After strong relative performance in 2003, fixed income portfolios generally produced returns in line with the benchmark during the quarter. Active market allocation and yield curve management contributed to performance but were outweighed by a negative impact from currency strategy.
     Asset allocation portfolios finished behind benchmark for the quarter as security selection, principally within equity strategies, detracted from performance. Asset allocation strategy contributed marginally to performance, while currency strategy detracted a little.

For the quarter, performance in the single manager investment stream of the alternative and quantitative investments business was mixed. Long short equity, convertibles, quantitatives, merger arbitrage and credit relative all performed well. Macro trading was volatile but flat on the year. The majority of the multi-manager programs registered strong performance in the quarter. However, the volatile market conditions in March were not favorable for underlying managers whose strategies follow market trend scenarios and chart-technical models. Programs with higher allocations to these types of managers underperformed.

     For the real estate business, performance in the US, UK and Japan continued to be strong.

The alternative and quantitative investments business

Hedge funds offer attractive diversification features when added to a traditional portfolio of stocks and bonds. As hedge funds and other alternative investments tend not to move in step with traditional assets, adding them to a portfolio helps to reduce risk and volatility while improving returns.

     Interest in hedge fund investments has grown rapidly following the increased volatility in financial markets seen since 2000, and growth is set to continue as individuals and institutions search for higher risk-adjusted returns.
     To meet this demand, UBS brought together several existing centers of hedge fund expertise in early 2003 to form the alternative and quantitative investments business within Global Asset Management.
     Employing around 225 professionals located mainly in Chicago, Stamford, New

York, London, Zurich, Tokyo, Hong Kong, and Singapore, it serves as one of the principal hedge fund providers in UBS. Since its inception in 2003, invested assets have more than doubled to CHF 26 billion (USD 20 billion).

     The business both operates its own hedge funds and offers multi-manager (funds of funds) portfolios consisting of third-party hedge funds. The in-house funds operate under two brands, O’Con-nor and DSI. O’Connor has a long history as an operator of single-manager hedge funds and is recognized as a pioneer in the development of the equity derivatives markets. Today, O’Connor operates hedge funds employing equity long / short and other common hedge fund strategies.
     DSI offers quantitatively-based equity long / short and enhanced index strategies. The latter seek to modestly outperform specific equity market indices by creating mod-

ified index-based funds based on fundamental analysis of the constituent stocks.

     The multi-manager stream consists of two distinct providers. The global Alternative Investment Solutions group creates well-diversified portfolios of third-party hedge funds. At the core of the unit is a research-intensive investment process that screens, selects, and monitors hedge fund managers for inclusion in portfolios.
     The other component of the multi-manager business is the Alternative Funds Advisory (AFA) group, which constructs complete portfolio solutions. These combine funds of hedge funds with single manager strategies and other alternative assets, including private equity. The unit was founded in the late 1990s, primarily to manage assets from the UBS Pension Plan in Switzerland. From early 2000, AFA started to offer external clients combined investments in top-tier hedge funds and private equity partnerships.

Two of the four Swiss-based real estate mutual funds performed well above their respective benchmarks, while the other two performed below their benchmarks. In most countries, demand for real estate investments is strong and finding attractive, appropriately priced investments remains a challenge.

Initiatives and achievements

Third-party fund administration

In March, we announced we would turn UBS Fund Services into a global business to fulfil the rising demand for fund administration services from external fund providers. The business provides fund design and registration services, as well as valuation, accounting, reporting and risk management. UBS Fund Services is currently the leading administrator in Luxembourg, Switzerland and the Cayman Islands, three of the larger fund administration centers in the industry.
     At end-March, our businesses in Luxembourg and Switzerland administered some 460 funds with assets of CHF 236 billion, of which 314 were UBS Funds worth CHF 220 billion.

     The Cayman Island business also provides administration services to hedge funds. We have applied for a license to provide similar services for European asset managers out of Dublin and, subject to regulatory approval, hope to commence business there on 1 July 2004. At end-March 2004, the Cayman Islands hedge fund business administered some 420 funds with assets of CHF 66 billion, of which 320 funds with assets of CHF 43 billion were from external clients.

Results

Global Asset Management pre-tax profit was CHF 144 million in first quarter 2004, up 29% from CHF 112 million in fourth quarter 2003. It was the highest quarterly result since 2000. The increase was mainly attributable to higher management fees reflecting the strong net new money inflows and continued strong market valuations as well as lower general and administrative

     UBS believes that the alternative and quantitative investments business’ broad span of activities offers one of the strongest global capabilities in the industry. Investors can either use its direct hedge fund capabilities as components of their own strategies, or they can take the multi-manager approach to ensure their exposure to the hedge fund sector is well-diversified and broad-based.

     The business also contributes to the collective success of UBS, providing advice on alternative investments to the Wealth Management business. Our private clients therefore benefit from the same capabilities that support our institutional relationships. Together with GAM, the alternative and quantitative investments business makes UBS one of the world’s largest hedge fund managers.

Defining alternative investments

Alternative investments cover a broad array of investment techniques and asset classes. In general, they are distinguished from traditional investments by their use of innovative techniques and focus on exploiting opportunities across a wide range of asset classes. Hedge funds are by far the best known type of alternative investment.

Today, the term hedge fund covers most non-traditional investment funds that seek absolute returns rather than returns relative to a traditional stock or bond index. Hedge funds offer attractive diversification features when added to a traditional portfolio of stocks and bonds. Global Asset Management estimates that there are more than 3,500 fund managers and approximately 6,000 hedge funds, with invested assets of more than USD 800 billion. This amount is still relatively small when compared with traditional assets managed by all other institutions, suggesting that the sector has substantial growth potential. Assets are expected to reach USD 1 trillion by 2005, according to leading industry data provider TASS Tremont.

Global Asset Management
4 May 2004

expenses. These developments were partly offset by higher incentive-based compensation expenses as a result of the overall improvement in revenues.

Operating income

Total operating income in first quarter 2004 was CHF 507 million, up 12% from CHF 451 million in fourth quarter 2003. Institutional revenue, at CHF 280 million in first quarter 2004, increased by CHF 52 million from fourth quarter 2003, mainly due to higher management fees in our core investment management and alternative and quantitative investments businesses, reflecting the continued strength in equity market valuations and net new money inflows. Wholesale Intermediary revenues, at CHF 227 million in first quarter 2004, were up slightly from CHF 223 million in fourth quarter 2003, due to higher fees reflecting our improved asset mix, as outflows from money market funds were partially offset by inflows into higher-margin products.

Operating expenses

Operating expenses, at CHF 363 million in first quarter 2004, increased by 7% from CHF 339 million in fourth quarter 2003. Personnel expenses rose by CHF 36 million from the previous quarter, a result of higher accruals for performance-related compensation based on the improved overall revenues. This was partially offset by lower salary expenses and severance costs. In first quarter 2004, general and administrative expenses were CHF 88 million – at their lowest level since 2000 – representing a decrease of CHF 8 million compared to fourth quarter 2003, mainly due to lower IT expenses.

Headcount

Headcount was 2,664 on 31 March 2004, 25 lower than 2,689 on 31 December 2003, primarily reflecting the ongoing focus on productivity improvement and cost control.

Outlook

Markets are showing signs of sustainable strength and we are seeing solid growth from new business in our activities worldwide. In order to further improve our profitability, we will continue to keep our sharp focus on managing costs while constantly widening the range of investment opportunities for our clients.

Investment Bank
4 May 2004

Investment Bank

John P. Costas
Chairman and CEO,
Investment Bank

[1]	In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).

[2]	Personnel expenses/income.

[3]	Operating expenses/income.

[4]	Operating expenses less the amortization of goodwill and other intangible assets/income.

[5]	Historical cost of investments made, less divestments and impairments.

In first quarter 2004, the Investment Bank posted a record pre-tax profit of CHF 1,674 million, up 115% from first quarter last year. This reflected a significant rise in revenues across all businesses, particularly in our Equities business and in Fixed Income, Rates and Currencies, which posted another record result. Results also benefited from gains on private equity divestments.

Business Group reporting

	Quarter ended			% change from
CHF million, except where indicated	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Investment Banking	455	622	287	(27)	59
Equities	1,722	1,405	823	23	109
Fixed Income, Rates and Currencies	2,595	1,427	2,182	82	19
Private Equity	165	113	(75)	46

Income	4,937	3,567	3,217	38	53
Adjusted expected credit loss [1]	0	(10)	(18)	(100)	(100)

Total operating income	4,937	3,557	3,199	39	54

Personnel expenses	2,590	1,604	1,794	61	44
General and administrative expenses	534	606	478	(12)	12
Depreciation	66	86	80	(23)	(18)
Amortization of goodwill and other intangible assets	73	69	70	6	4

Total operating expenses	3,263	2,365	2,422	38	35

Business Group performance before tax	1,674	1,192	777	40	115

Business Group performance before tax and amortization of goodwill and other intangible assets	1,747	1,261	847	39	106
KPI’s
Compensation ratio (%) [2]	52	45	56

Cost / income ratio (%) [3]	66.1	66.3	75.3
Cost / income ratio before goodwill (%) [4]	64.6	64.4	73.1

Non-performing loans / gross loans (%)	0.8	0.8	1.5
Impaired loans / gross loans (%)	1.3	1.4	2.5
Average VaR (10-day 99%)	466	356	350	31	33

Private Equity
Value creation (CHF billion)	0.5	(0.1)	(0.1)
Investment (CHF billion) [5]	2.3	2.3	2.9	0	(21)
Portfolio fair value (CHF billion)	3.2	2.9	3.6	10	(11)

Additional information				% change from
As at or for the period ended	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Net new money (CHF billion)	0.0	0.6	0.0
Invested assets (CHF billion)	4	4	3	0	33
Client assets (CHF billion)	152	143	130	6	17
Deferral (included in adjusted expected credit loss)	20	10	9	100	122
Regulatory equity allocated (average)	13,700	12,750	12,600	7	9
Headcount (full-time equivalents)	15,712	15,550	15,910	1	(1)

Investment Bank
4 May 2004

Key performance indicators

Performance in first quarter 2004 reflected our ability to capitalize on improving market conditions combined with disciplined cost control. The pre-goodwill cost / income ratio was 64.6%, 8.5 percentage points lower than in first quarter 2003. This improvement reflects higher revenues in all businesses, combined with tight control of non-personnel costs.

     The compensation ratio for first quarter 2004 fell by 4 percentage points from the same period last year to 52%. Accrual levels for incentive-based compensation are driven by the revenue mix across business areas and managed in line with market levels. The 7 percentage point increase in the compensation ratio from the fourth quarter 2003 level of 45% is due to annual performance-related payments being determined only in fourth quarter, resulting in the steep downward correction of the ratio at that time.

     As noted in our fourth quarter 2003 report, on 1 January 2004 we raised the Investment Bank’s value at risk (VaR) limit to CHF 600 mil-

lion from CHF 450 million, reflecting increased market opportunities and the growing competitiveness of our trading businesses. Within this new limit, average VaR rose to CHF 466 million in first quarter 2004 compared with CHF 356 million in the previous quarter. The main driver for VaR remained interest rate exposures – in particular exposures to highly rated securities in the credit markets.

     At the end of the first quarter, the Investment Bank’s outstanding loans were up a marginal CHF 0.9 billion from 31 December 2003. The non-performing loans to gross loans ratio remained at 0.8%. The impaired loans to gross loans ratio decreased from 1.4% to 1.3%.

     The level of private equity investments remained unchanged from 31 December 2003 at CHF 2.3 billion, as the reductions from successful divestments and returns of capital were offset by the funding of undrawn commitments. This additional funding, together with valuation increases, led to an increase in the fair value of the portfolio to CHF 3.2 billion from CHF 2.9 billion a quarter earlier. Unfunded commitments were CHF 1.4 billion on 31 March 2004, down 7% from 31 December 2003.

Initiatives and achievements

Corporate clients

The fee pool continued to recover in first quarter 2004, rising 40% from the same period a year earlier and remaining approximately in line with the previous quarter. According to Freeman data, we were ranked fifth with 5.1% year to date market share, down from fourth position with 5.6% market share for 2003. In first quarter 2003, our market share was 3.8%.
     Our US market share is 5.3% with our rank rising to sixth at the end of first quarter 2004 from seventh with 5.4% share for 2003. In Asia Pacific, we achieved third place with 5.3% year to date market share, down from second place with 5.7% market share for 2003.

Institutional clients

According to the latest data released by a leading private industry survey, we kept our first place in the global ranking for secondary equity cash commissions for the eighth consecutive quarter. The strength of our institutional client franchise was further underlined by the number of prestigious awards received by our Equities business in first quarter. We ranked top for European, Middle East, and African Sales in Institutional Investor’s All Europe Poll for the second consecutive year. In the same survey, we also moved into the lead for Trading and Execution and kept the Best All-Europe Research Team award for a third year in succession. The magazine also ranked us top for FX derivatives in its Derivatives Poll 2004. We were named Best US Equity bookrunner by EuroWeek as well.

Significant deals

Mergers and acquisitions

The market continued to recover in first quarter 2004 with a sustained increase in merger and acquisition deal volumes. Among the most significant transactions we advised on in the quarter were:
–	exclusive financial advisor to Regions Financial, a US-based banking group, on its announced USD 6 billion merger with Union Planters Bank
–	co-advisor and broker to J Sainsbury, the UK supermarket company, on its announced USD 2.5 billion sale of Shaw’s Supermarkets, a US subsidiary, to Albertson’s Inc
–	sole advisor to Group 4 Falck, a leading security services company, on its announced USD 2.1 billion merger with Securicor and its divestment of non-security businesses.

Equity underwriting

Following a significant improvement in fourth quarter 2003, equity issuance activity continued to pick up in first quarter 2004, which is normally the weakest quarter of the year. The US, Europe and Asia Pacific all contributed to this improvement. Important transactions in the first quarter included:
–	joint global coordinator and joint bookrunner on the EUR 3.6 billion IPO for Belgacom, Belgium’s largest telecom company
–
joint bookrunner for the sell-down of German utility RWE’s entire holding in Hochtief, Germany’s largest construction company, through a combined equity (EUR 750 million) and exchangeable bond (EUR 200 million) offering

–	joint global coordinator and joint bookrunner for the sale of the Japanese government’s remaining stake in West Japan Railway Company.

Key performance indicators: league table rankings

	31.3.04		31.12.03		31.3.03
		Market		Market		Market
	Rank	share %	Rank	share %	Rank	share %

Global mergers and acquisitions (completed) [1]	7	10.3	8	11.2	10	7.2
International equity new issues [2]	6	9.0	4	8.5	7	5.1

1 Source: Thomson Financial Securities.  2 Source: Dealogic EquitywarePlus.

Investment Bank
4 May 2004

Fixed income underwriting

After a slow start, volumes in the new issue market rose by 37% in first quarter 2004, according to Thomson Financial data, compared to the same period a year earlier, mainly due to issuance of sovereign, supra-sovereign and floating rate note debt. Notable transactions in this quarter included:
–	joint bookrunner for Pacific Gas & Electric (PG&E), a US utility, on a USD 6.7 billion bond offering
–	joint bookrunner for Mizuho Financial Group, the Japanese banking group, in a USD 1.5 billion debt offering
–	joint lead manager to HBOS/Halifax, the leading mortgage originator in the UK, on the launch and pricing of a GBP 6.1 billion prime residential mortgage-backed securitization.

Results

At CHF 1,674 million, pre-tax profit in first quarter 2004 was the best ever achieved by the Investment Bank. It represented an increase of 115% from the same period a year earlier and of 40% from fourth quarter 2003. The significant improvement from the previous year, achieved despite the weakening of the US dollar against the Swiss franc, reflected higher revenues in almost all businesses, including record revenues in the Fixed Income, Rates and Currencies (FIRC) area and excellent results in the Equities business, as well as successful Private Equity divestments. Our businesses have demonstrated their ability to match resources to market opportunities and simultaneously take advantage of strong market conditions.

Operating income

Total operating income in first quarter 2004 stood at a record CHF 4,937 million, represent-

ing a 54% increase from a year earlier and a 39% improvement on fourth quarter 2003. The main contributors were the FIRC and Equities businesses, which capitalized on helpful market conditions and higher volumes, along with improved Private Equity results.

     Investment Banking revenues, at CHF 455 million, were up 59% on the same period last year, reflecting increased activity in mergers and acquisitions, continued favorable debt capital markets and improving market conditions for equity issuance. The business posted strong increases in revenues across all regions, but particularly in Asia Pacific. Investment Banking revenues were 27% lower than in fourth quarter because of the seasonal pattern of investment banking deal completion – for which revenues are consistently strongest in the last quarter of the year.

     Operating income from our Equities business in first quarter 2004 stood at CHF 1,722 million, up 109% from the same quarter last year and 23% from fourth quarter 2003. This reflected improved market conditions, strong demand for derivative and cash products from key client segments, higher proprietary revenues and our ability to process high trading volumes efficiently. In addition, the integration of ABN AMRO’s US prime brokerage business has fully met our expectations, helping us to achieve strong growth in our business with hedge funds.
     The Fixed Income, Rates and Currencies (FIRC) business again posted record revenues, at CHF 2,595 million, up 82% from the previous quarter and 19% more than a year earlier. Over the past three years, this business has consistently turned in its best results of the year in first quarter. Excellent results in rates, foreign exchange and cash and collateral trading drove performance year on year. Credit default swaps hedging our credit exposures posted revenues of CHF 53 million in first quarter, an improvement from negative CHF 38 million a year earlier.

     Performance continued to improve in our Private Equity business, which posted revenues of CHF 165 million compared to negative CHF 75 million in first quarter a year earlier. Improved market conditions allowed a number of successful divestments and a reduced level of write-downs. In first quarter 2004, writedowns on the private equity portfolio were CHF 63 million, compared to CHF 123 million in first quarter 2003. The performance of our Private Equity business remains dependent on our ability to capitalize on exit opportunities and conditions prevalent in the industries of the underlying investments.

Operating expenses

Total operating expenses in first quarter 2004 were CHF 3,263 million, up 35% from first quarter 2003 and 38% from fourth quarter 2003. The increase over first quarter last year was driven primarily by higher personnel expenses, which rose 44% to CHF 2,590 million. Lower salary expenses resulting from a reduction in headcount partially offset the revenue-driven increase in incentive-based remuneration. General and administrative expenses were CHF 534 million in first quarter 2004, 12% higher than in the same period a year earlier. The increase reflects higher occupancy costs as well as higher expenses for IT projects and travel and entertainment. Amortization of goodwill increased 4% to CHF 73 million in first quarter 2004 compared to first quarter 2003, following the purchase of ABN AMRO’s prime brokerage business. Depreciation expense fell 18% from first quarter 2003 to CHF 66 million, reflecting lower IT depreciation.

Headcount

Headcount, at 15,712 on 31 March 2004, increased by 162 or 1% from the end of 2003. Compared to a year earlier, however, headcount fell 1% following a market-driven review of staffing levels in mid-2003.

Outlook

Taking full advantage of strong market conditions, our businesses increased their revenues in first quarter and further improved their competitive position. Market uncertainty could, of course, return to affect business conditions later this year, but we remain cautiously optimistic about a full recovery of financial markets and investor confidence. Our proven ability to shift emphasis according to changing market opportunities will remain important in coming quarters.

Wealth Management USA
4 May 2004

Wealth Management USA

Mark B. Sutton
CEO, Wealth Management USA

In first quarter 2004, Wealth Management USA’s pre-tax profit was CHF 43 million compared to a pre-tax loss of CHF 10 million in fourth quarter 2003, reflecting strong revenue growth as well as a decrease in staff retention payments. Before acquisition costs, pre-tax profit increased 20% to CHF 218 million. On the same basis, but in US dollars, the operating result was 23% higher than in fourth quarter.

Business Group reporting

	Quarter ended			% change from
CHF million, except where indicated	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Private client revenues	1,306	1,220	1,105	7	18
Municipal finance revenues	86	113	122	(24)	(30)
Net goodwill funding	(46)	(50)	(61)	8	25

Income	1,346	1,283	1,166	5	15
Adjusted expected credit loss [1]	(3)	(1)	(2)	200	50

Total operating income	1,343	1,282	1,164	5	15

Personnel expenses [2]	947	930	888	2	7
General and administrative expenses	238	250	246	(5)	(3)
Depreciation	38	33	38	15	0
Amortization of goodwill and other intangible assets	77	79	87	(3)	(11)

Total operating expenses	1,300	1,292	1,259	1	3

Business Group performance before tax	43	(10)	(95)

Business Group reporting excluding acquisition costs and significant financial events

Total operating income	1,343	1,282	1,164	5	15
Add back: Net goodwill funding [3]	46	50	61	(8)	(25)

Operating income excluding acquisition costs	1,389	1,332	1,225	4	13

Total operating expenses	1,300	1,292	1,259	1	3
Retention payments	(52)	(62)	(67)	(16)	(22)
Amortization of goodwill and other intangible assets	(77)	(79)	(87)	(3)	(11)

Operating expenses excluding acquisition costs	1,171	1,151	1,105	2	6

Business Group performance before tax and acquisition costs	218	181	120	20	82

1 In management accounts, adjusted expected credit loss rather than credit loss is reported for the Business Groups (see Note 2 to the Financial Statements).  2 Includes retention payments in respect of the PaineWebber acquisition.  3 Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.

Wealth Management USA (continued)

	Quarter ended			% change from
KPI's	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Invested assets (CHF billion)	663	634	569	5	17

Net new money (CHF billion) [1]	2.8	7.8	3.7
Interest and dividend income (CHF billion) [2]	3.8	4.0	4.0	(5)	(5)
Gross margin on invested assets (bps) [3]	83	81	81	2	2
Gross margin on invested assets excluding acquisition costs and SFEs (bps) [4]	86	85	85	1	1

Cost / income ratio (%) [5]	96.6	100.7	108.0
Cost / income ratio excluding acquisition costs and SFEs (%) [6]	84.1	86.4	90.1

Recurring fees [7]	518	506	454	2	14
Financial advisor productivity (CHF thousand) [8]	172	155	126	11	37

Additional information				% change from
As at	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Client assets (CHF billion)	711	690	634	3	12
Regulatory equity allocated (average)	5,250	5,400	5,950	(3)	(12)
Headcount (full-time equivalents)	17,679	18,016	19,243	(2)	(8)
Financial advisors (full-time equivalents)	7,451	7,766	8,625	(4)	(14)

1 Excludes interest and dividend income.  2 For purposes of comparison with US peers.  3 Income (annualized)/average invested assets.  4 Income (annualized), add back net goodwill funding and less significant financial events/average invested assets.  5 Operating expenses/income.  6 Operating expenses less the amortization of goodwill and other intangible assets, retention payments and significant financial events/income, add back net goodwill funding and less significant financial events.  7 Asset-based fees for portfolio management and fund distribution, account-based and advisory fees.  8 Private client revenues/average number of financial advisors.

Key performance indicators

Invested assets were CHF 663 billion on 31 March 2004, up 5% from CHF 634 billion on 31 December 2003. In US dollar terms, invested assets increased 2% in first quarter, reflecting positive inflows of net new money and the effects of market appreciation on invested assets. On the same basis, compared to first quarter a year earlier, invested assets have increased 24%.

     The inflow of net new money was CHF 2.8 billion in first quarter 2004, lower than CHF 7.8 billion in fourth quarter 2003 and CHF 3.7 bil-

lion reported for first quarter a year earlier. Including interest and dividends, net new money in first quarter 2004 was CHF 6.6 billion. Although net new money declined from CHF 11.8 billion in fourth quarter 2003, the first quarter result compares favorably to the performance reported by competitors.

     Gross margin on invested assets was 83 basis points in first quarter 2004, 2 basis points higher than in fourth quarter 2003. Excluding acquisition costs (goodwill and intangible asset amortization, net goodwill funding costs and retention payments), gross margin was 86 basis points, up

Wealth Management USA
4 May 2004

1 basis point from fourth quarter 2003. The increase in gross margin followed from the recovery in transactional revenues.

     The cost / income ratio before acquisition costs was 84.1% in first quarter 2004, down from 86.4% in fourth quarter 2003. This represents the lowest ratio since PaineWebber became part of UBS. The improvement reflects a strong recovery in revenues, and fixed costs that are significantly lower than when PaineWebber joined UBS. Compared to first quarter 2003, the cost / income ratio before acquisition costs improved by 6.0 percentage points.

     Recurring fees stood at CHF 518 million in first quarter 2004, 2% higher than the CHF 506 million recorded in fourth quarter 2003. In US dollar terms, recurring fees rose 5% from fourth quarter 2003 to record levels. This derived from increased asset levels in fee-based accounts as USD 3.8 billion in net assets flowed into managed account products.

     Our financial advisors continue to be among the most productive in the industry. In first quarter 2004, productivity per financial advisor rose to CHF 172,000 from CHF 155,000 in fourth quarter 2003. Higher revenues were generated by a smaller number of financial advisors, with financial advisor headcount standing at 7,451 on 31 March 2004. The decline of 315 in the head-count from 7,766 on 31 December 2003 reflects turnover primarily among trainees and less experienced or less productive financial advisors. We continue to recruit talented and highly productive financial advisors. Given the improved market conditions, we also expect to increase hiring of new trainees.

Initiatives and achievements

Municipal Securities ranks top

Despite a general decline in industry volumes, the Municipal Securities Group gained market share in first quarter 2004, achieving the top rank for lead-managed negotiated underwriting volume. With municipal finance income of USD 68 million (CHF 86 million), the group posted a market share of 15.8% in first quarter, up from 13.4% a year earlier. We were the top underwriting firm in the industry in the Housing, National Infrastructure, Education Loans and Water & Sewer sectors in first quarter.

Results

Investor activity continued to grow in first quarter 2004, with average daily trading volumes rising 11% from fourth quarter 2003. However, activity near the end of the quarter was affected by a drop in investor sentiment. The UBS Index of Investor Optimism fell, reflecting investor concerns about unemployment and the stock market outlook.

     Because our business is almost entirely conducted in US dollars, comparisons of first quarter results to prior periods are affected by movements of the US dollar against the Swiss franc.
     In first quarter 2004, pre-tax profit stood at CHF 43 million compared to a pre-tax loss of CHF 10 million in fourth quarter 2003. The improvement was driven by strong operating performance and lower retention costs. Before acquisition costs, pre-tax profit increased 20% to CHF 218 million from CHF 181 million in fourth quarter 2003 as underlying operating performance continued to improve. Excluding the effect of currency fluctuations and before acquisition costs, pre-tax profit reached a record high, increasing 23% from fourth quarter 2003.

Operating income

Total operating income in first quarter 2004 was CHF 1,343 million. Before acquisition costs, it stood at CHF 1,389 million, 4% higher than in fourth quarter 2003. On the same basis and in US dollar terms, operating income rose 7% from fourth quarter 2003 to a record level. The increase reflects a record level of recurring fees, higher levels of activity among private client investors, increased levels of loans outstanding, and lower funding costs. The increased lending and lower funding costs can be ascribed to UBS Bank USA. These positive effects were partially offset in US dollar terms by a 22% decline in municipal finance income from CHF 113 million (USD 88 million) in fourth quarter 2003 to CHF 86 million (USD 68 million) in first quarter 2004. This decline reflects lower origination volumes across the industry and changes in the interest rate environment affecting the value of municipal securities.

Operating expenses

In first quarter 2004, total operating expenses were CHF 1,300 million, up 1% from fourth quarter 2003. In US dollar terms and before acquisition costs, operating expenses increased 4% from fourth quarter. Personnel expenses increased 2% from fourth quarter 2003 to CHF 947 million in first quarter 2004. In US dollar terms, they increased 4% from the previous quarter, reflecting higher performance-driven compensation. These increases were partially offset by reduced retention payments and lower insurance and social contributions. Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, fell 2% to CHF 353 million in first quarter 2004. In US dollar terms, non-personnel expenses were unchanged from fourth quarter 2003 levels.

Headcount

Headcount was 17,679 on 31 March 2004, 337 lower than on 31 December 2003. This reflects a continued fall in the number of financial advisors and in non-financial advisor staff. Non-financial advisor headcount was 4% lower than at the same time last year.

Wealth Management USA
4 May 2004

Outlook

The strong results achieved in first quarter reflect our efforts to enhance our service offering and to improve profitability. While investor sentiment continues to be affected by concerns about the financial markets and the economy, we believe that our deep understanding of our clients’ needs continues to provide a firm foundation for our competitive positioning. We will continue to invest in the quality of our advice and service with the aim of benefiting to the maximum from market opportunities.

Corporate Center
4 May 2004

Corporate Center

Clive Standish
CFO

Business Group reporting

	Quarter ended			% change from
CHF million, except where indicated	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Income	299	255	210	17	42
Credit loss (expense) / recovery [1]	23	(30)	8		188

Total operating income	322	225	218	43	48

Personnel expenses	213	186	186	15	15
General and administrative expenses	124	172	57	(28)	118
Depreciation	111	143	114	(22)	(3)
Amortization of goodwill and other intangible assets	24	27	26	(11)	(8)

Total operating expenses	472	528	383	(11)	23

Business Group performance before tax	(150)	(303)	(165)	50	9

Private Banks & GAM
Performance before tax	113	46	56	146	102
Performance before tax and amortization of goodwill and other intangible assets	132	66	77	100	71

Invested assets (CHF billion)	93	84	68	11	37
Net new money (CHF billion) [2]	6.4	3.0	0.6

Headcount (full-time equivalents)	1,647	1,672	1,697	(1)	(3)

Additional information				% change from
As at	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Regulatory equity allocated (average)	8,400	8,400	9,550	0	(12)
Total headcount (full-time equivalents)	2,847	2,878	2,892	(1)	(2)

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).  2 Excludes interest and dividend income.

Results

Corporate Center recorded a pre-tax loss of CHF 150 million in first quarter 2004, compared to a pre-tax loss of CHF 165 million in the same quarter a year earlier.

     The credit loss expense or recovery booked in the Corporate Center represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS financial statements. In first quarter 2004, UBS recorded a credit recovery of CHF 3 million, compared to a credit loss of CHF 69 million in the same quarter a year earlier. In both quarters, credit loss expense was lower than the adjusted expected credit loss charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 23 million in first quarter 2004 and CHF 8 million in the same period a year earlier.
     Total operating income rose to CHF 322 million in first quarter 2004, up 48% from CHF 218 million in the same period a year earlier. The increase was mainly due to higher revenues at the Private Banks & GAM unit which benefited from financial market developments, as well as lower writedowns on financial investments (in first quarter a year earlier, we recorded a writedown in our stake in Swiss International Airlines Ltd.). This increase was partly offset by lower interest

Corporate Center
4 May 2004

income from our treasury activities, which reflected a generally lower interest rate environment and a drop in our invested equity as we continued to buy back shares. The impact of falling interest rates was somewhat offset by the diversification of our invested equity into currencies other than Swiss francs.

     Total operating expenses increased to CHF 472 million in first quarter 2004, up from CHF 383 million a year earlier. Personnel expenses increased 15% to CHF 213 million this quarter from CHF 186 million in first quarter 2003, mainly reflecting higher accruals for performance-related compensation. In the same period, general and administrative expenses increased to CHF 124 million from CHF 57 million a year earlier. This was mainly due to higher advertising expenses that reflected the launch of our new advertising campaign in first quarter 2004 and higher provisions for sub-leases, although they were partly offset by lower overall project costs.

Headcount

Corporate Center headcount, excluding Private Banks & GAM, was 1,200 on 31 March 2004, practically unchanged from 1,206 on 31 December 2003.

Private Banks & GAM

Invested assets in Private Banks & GAM were CHF 93 billion on 31 March 2004, up from CHF 84 billion on 31 December 2003, reflecting a record inflow of net new money and positive financial market developments. The inflow of net new money, at CHF 6.4 billion in first quarter

2004 compared to CHF 3.0 billion in fourth quarter 2003, was driven by inflows into GAM, which were also at a quarterly all-time high. Pre-tax profit was also at record levels, rising to CHF 113 million in first quarter 2004 from CHF 46 million in fourth quarter 2003. Revenues rose, benefiting from higher fee income that gained as a result of the increased asset base. General and administrative expenses were lower, reflecting fewer restructuring costs related to the merger of Cantrade, Bank Ehinger and Armand von Ernst. The decline in expenses was partly offset by rising personnel expenses as the strong performance of the business led to higher accruals for performance-related compensation.

Headcount Private Banks & GAM

Headcount was 1,647 on 31 March 2004, down 25 from fourth quarter 2003 because of rationalization measures at the individual private banks. That was somewhat offset by new hiring in GAM, reflecting the growth of its business.

Financial Statements
4 May 2004

Financial Statements

Income Statement (unaudited)

		Quarter ended			% change from
CHF million, except per share data	Note	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Operating income
Interest income	3	9,741	9,739	9,632	0	1
Interest expense	3	(6,523)	(6,732)	(6,723)	(3)	(3)

Net interest income		3,218	3,007	2,909	7	11
Credit loss (expense) / recovery		3	(46)	(69)

Net interest income after credit loss expense		3,221	2,961	2,840	9	13

Net fee and commission income	4	5,005	4,820	3,826	4	31
Net trading income	3	1,785	578	1,221	209	46
Other income	5	284	179	(119)	59

Total operating income		10,295	8,538	7,768	21	33

Operating expenses
Personnel expenses	6	5,171	4,038	4,202	28	23
General and administrative expenses	7	1,507	1,667	1,397	(10)	8
Depreciation of property and equipment		303	373	333	(19)	(9)
Amortization of goodwill and other intangible assets		225	225	242	0	(7)

Total operating expenses		7,206	6,303	6,174	14	17

Operating profit before tax and minority interests		3,089	2,235	1,594	38	94

Tax expense		579	327	313	77	85

Net profit before minority interests		2,510	1,908	1,281	32	96

Minority interests		(87)	(100)	(72)	(13)	21

Net profit		2,423	1,808	1,209	34	100

Basic earnings per share (CHF)	8	2.25	1.68	1.05	34	114
Diluted earnings per share (CHF)	8	2.18	1.64	1.02	33	114

Financial Statements
4 May 2004

Balance Sheet (unaudited)

			% change from
CHF million	31.3.04	31.12.03	31.12.03

Assets
Cash and balances with central banks	3,433	3,584	(4)
Due from banks	29,830	31,740	(6)
Cash collateral on securities borrowed	243,501	213,932	14
Reverse repurchase agreements	330,560	320,499	3
Trading portfolio assets	519,706	461,772	13
Positive replacement values	258,315	248,206	4
Loans	222,493	212,679	5
Financial investments	5,438	5,139	6
Accrued income and prepaid expenses	7,855	6,218	26
Investments in associates	1,718	1,616	6
Property and equipment	7,554	7,683	(2)
Goodwill and other intangible assets	11,616	11,529	1
Other assets	28,014	25,459	10

Total assets	1,670,033	1,550,056	8

Total subordinated assets	5,466	4,794	14

Liabilities
Due to banks	124,002	127,012	(2)
Cash collateral on securities lent	56,142	53,278	5
Repurchase agreements	429,506	415,863	3
Trading portfolio liabilities	169,153	143,957	18
Negative replacement values	272,738	254,768	7
Financial liabilities designated at fair value	39,313	35,286	11
Due to customers	359,362	346,633	4
Accrued expenses and deferred income	12,086	13,673	(12)
Debt issued	127,573	88,843	44
Other liabilities	37,950	31,360	21

Total liabilities	1,627,825	1,510,673	8

Minority interests	4,606	4,073	13

Shareholders’ equity
Share capital	948	946	0
Share premium account	7,175	6,935	3
Net gains / (losses) not recognized in the income statement, net of tax	(703)	(983)	28
Retained earnings	39,064	36,641	7
Equity classified as obligation to purchase own shares	(172)	(49)	(251)
Treasury shares	(8,710)	(8,180)	(6)

Total shareholders’ equity	37,602	35,310	6

Total liabilities, minority interests and shareholders’ equity	1,670,033	1,550,056	8

Total subordinated liabilities	9,050	9,301	(3)

Statement of Changes in Equity (unaudited)

CHF million
For the quarter ended	31.3.04	31.3.03

Issued and paid up share capital
Balance at the beginning of the period	946	1,005
Issue of share capital	2	0
Cancelation of second trading line treasury shares	0	0

Balance at the end of the period	948	1,005

Share premium
Balance at the beginning of the period, restated	6,935	12,641
Premium on shares issued and warrants exercised	90	13
Net premium / (discount) on treasury share and own equity derivative activity	150	(120)

Balance at the end of the period	7,175	12,534

Net gains / (losses) not recognized in the income statement, net of taxes
Foreign currency translation
Balance at the beginning of the period	(1,644)	(849)
Movements during the period	157	(30)

Subtotal – balance at the end of the period	(1,487)	(879)

Net unrealized gains / (losses) on available for sale investments, net of taxes
Balance at the beginning of the period	805	946
Net unrealized gains / (losses) on available for sale investments	386	(80)
Impairment charges reclassified to the income statement	55	132
Gains reclassified to the income statement	(158)	(26)
Losses reclassified to the income statement	2	11

Subtotal – balance at the end of the period	1,090	983

Change in fair value of derivative instruments designated as cash flow hedges, net of taxes
Balance at the beginning of the period	(144)	(256)
Net unrealized gains / (losses) on the revaluation of cash flow hedges	(156)	(27)
Net (gains) / losses reclassified to the income statement	(6)	53

Subtotal – balance at the end of the period	(306)	(230)

Balance at the end of the period	(703)	(126)

Retained earnings
Balance at the beginning of the period, restated	36,641	32,700
Net profit for the period	2,423	1,209

Balance at the end of the period	39,064	33,909

Equity classified as obligation to purchase own shares
Balance at the beginning of the period, restated	(49)	(104)
Net movements	(123)	37

Balance at the end of the period	(172)	(67)

Treasury shares, at cost
Balance at the beginning of the period	(8,180)	(7,131)
Acquisitions	(2,634)	(910)
Disposals	2,104	541
Cancelation of second trading line treasury shares	0	0

Balance at the end of the period	(8,710)	(7,500)

Total shareholders’ equity	37,602	39,755

Out of the total number of 109,842,853 treasury shares on 31 March 2004, 59,482,000 shares have been repurchased for cancelation. On 31 March 2004, a maximum of 5,497,021 shares can be issued against the exercise of options from former PaineWebber employee option plans.

Financial Statements
4 May 2004

Statement of Cash Flows (unaudited)

CHF million
For the quarter ended	31.3.04	31.3.03

Cash flow from / (used in) operating activities
Net profit	2,423	1,209
Adjustments to reconcile net profit to cash flow from / (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	303	333
Amortization of goodwill and other intangible assets	225	242
Credit loss expense / (recovery)	(3)	69
Equity in income of associates	(8)	(10)
Deferred tax expense / (benefit)	181	119
Net loss / (gain) from investing activities	(180)	172
Net loss / (gain) from financing activities	385	(112)
Net (increase) / decrease in operating assets:
Net due from / to banks	(2,787)	13,827
Reverse repurchase agreements and cash collateral on securities borrowed	(39,630)	(18,404)
Trading portfolio and net replacement values	(11,706)	(3,364)
Loans / due to customers	2,918	15,042
Accrued income, prepaid expenses and other assets	(4,131)	(668)
Net increase / (decrease) in operating liabilities:
Repurchase agreements, cash collateral on securities lent	16,507	(239)
Accrued expenses and other liabilities	6,521	(1,973)
Income taxes paid	(317)	(250)

Net cash flow from / (used in) operating activities	(29,299)	5,993

Cash flow from / (used in) investing activities
Investments in subsidiaries and associates	(247)	0
Disposal of subsidiaries and associates	129	27
Purchase of property and equipment	(395)	(226)
Disposal of property and equipment	263	15
Net (investment in) / divestment of financial investments	235	254

Net cash flow from / (used in) investing activities	(15)	70

Cash flow from / (used in) financing activities
Net money market paper issued / (repaid)	33,149	335
Net movements in treasury shares and own equity derivative activity	(290)	(474)
Capital issuance	2	0
Issuance of long-term debt, including financial liabilities designated at fair value	15,553	4,132
Repayment of long-term debt, including financial liabilities designated at fair value	(2,865)	(4,469)
Increase in minority interests	518	65
Dividend payments to / and purchase from minority interests	(161)	(156)

Net cash flow from / (used in) financing activities	45,906	(567)
Effects of exchange rate differences	2,137	(1,144)

Net increase / (decrease) in cash equivalents	18,729	4,352
Cash and cash equivalents, beginning of the period	73,356	82,344

Cash and cash equivalents, end of the period	92,085	86,696

Cash and cash equivalents comprise:
Cash and balances with central banks	3,433	3,243
Money market paper [1]	61,166	51,470
Due from banks maturing in less than three months	27,486	31,983

Total	92,085	86,696

1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 9,687 million and CHF 8,692 million were pledged at 31 March 2004 and 31 March 2003, respectively.

Notes to the Financial Statements
4 May 2004

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (“the Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 “Interim Financial Reporting”. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements at 31 December 2003 and for the year then ended. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2003.

     UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the Financial Statements when the relationship between UBS and the company indicates that it is controlled by UBS.

Changes in Accounting Policies
Financial Instruments

On 1 January 2004, UBS early adopted revised IAS 32 “Financial Instruments: Disclosure and Presentation” and revised IAS 39 “Financial Instruments: Recognition and Measurement” which were applied retrospectively to all financial instruments affected within the context of the two standards with the exception of the guidance relating to derecognition of financial assets and liabilities, which is applied prospectively. As a result of adopting the revised standards, UBS has restated prior period comparative information, as if the revised accounting standards had been in effect since the beginning of 2002, the earliest comparative prior period that will be presented with the audited Financial Statements to be included in the UBS Financial Report 2004.
     Revised IAS 32 amends the accounting for certain derivative contracts linked to an entity’s own shares. Physically settled written put options and forward purchase contracts with UBS shares as underlying are recorded as liabilities, where at inception the present value of the obligation under the contract is debited against equity. The liability is subsequently accreted to the settlement amount using the effective interest rate method, thereby recording interest expense over the life of the contract. UBS currently has physically settled written put options linked to own shares that are now accounted for as liabilities. Liabilities of CHF 172 million at 31 March 2004, and CHF 49 million at 31 December 2003 were debited to shareholders’ equity due to written options. The impact on the income statement of all periods presented is insignificant. All other derivative contracts linked to own shares are accounted for as derivative instruments and are carried at fair value on the balance sheet under Positive replacement values or Negative replacement values.
     Revised IAS 32 provides that netting is permitted only if, in addition to all other netting conditions, normal settlement is intended to take place on a net basis. In general, that condition is not met for derivative instruments and therefore replacement values are now reported on a gross basis. Replacement values of CHF 165,050 million that were previously offset have been affected and are now reported gross in the 31 December 2003 balance sheet.
     Revised IAS 39 permits any financial instrument to be designated at inception, or at adoption of revised IAS 39, as carried at fair value through profit and loss. Upon adoption of revised IAS 39, UBS made that designation for the majority of its compound instruments issued. Previously, UBS separated the embedded derivative from the host contract and accounted for the separated deriva-

Notes to the Financial Statements
4 May 2004

tive as a trading instrument. These instruments are now carried at fair value in their entirety with changes in fair value recorded in the income statement. The amounts are now included on the balance sheet within the line item Financial liabilities designated at fair value, with amounts of CHF 39,313 million at 31 March 2004 and CHF 35,286 million at 31 December 2003 being reported in that new line.

     The guidance governing recognition and derecognition of a financial asset is considerably more complex under revised IAS 39 than previously and requires a multi-step decision process to determine whether derecognition is appropriate. UBS derecognizes financial assets for which it transfers the contractual rights to the cash flows and no longer retains any risk or reward coming from them nor maintains control over the financial assets. The provisions of this guidance were applied prospectively as of 1 January 2004. As a result of the new requirements, certain transactions are now accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. The impact on the balance sheet is that at 31 March 2004 Loans increased by approximately CHF 5.8 billion, Trading portfolio assets decreased by approximately CHF 4.3 billion, and Due to customers increased by approximately CHF 1.5 billion.
     The effect of restating the income statement due to the adoption of revised IAS 32 and 39 on the comparative prior periods is as follows:
     For the full years 2003 and 2002, net profit is reduced by CHF 82 million and CHF 24 million respectively. For the fourth and first quarters of 2003, the effect on net profit was a reduction of CHF 49 million and CHF 8 million respectively.

Investment properties

Effective 1 January 2004, UBS changed its accounting policy for investment property from historical cost less accumulated depreciation to the fair value model. All changes in the fair value of investment property are now recognized in the income statement, and depreciation expense is no longer recorded. Investment property is defined as property held exclusively to earn rental income and benefit from appreciation in value. Fair value of investment property is determined by appropriate valuation techniques employed in the real estate industry, taking into account the specific circumstances for each item.

     This change required restatement of the 2002 and 2003 comparative financial years. The effects of the restatement were as follows:

     For the full year 2003, net profit was reduced by CHF 64 million and for the full year 2002 net profit was increased by CHF 19 million. For the comparative fourth and first quarter of 2003, the effect on net profit was insignificant.

Credit risk losses incurred on OTC derivatives

Effective 1 January 2004, the method of accounting for credit risk losses incurred on over-the-counter (OTC) derivatives has been changed. All such credit risk losses are now reported in net trading income and are no longer reported in credit loss expense. This change did not affect net profit or earnings per share results. It did, however, affect segment reporting, as losses reported as credit loss expense were previously deferred over a three-year period in the Business Group segment reporting, whereas under the changed method of accounting, losses in trading income are not subject to such a deferral. In the segment report, therefore, losses on OTC derivatives are now reported as they are incurred. This change in accounting method affected to a minor extent certain balance sheet lines at 31 December 2003, which have been restated to conform to the current year presentation. The changed method of accounting had the following impact on the performance before tax of our Business Groups. In 2003, it reduced Wealth Management & Business Banking’s pre-tax performance by CHF 8 million. It raised the Investment Bank’s by CHF 37 million while Corporate Center’s fell by CHF 29 million. In 2002, the changed method lowered the Investment Bank’s pre-tax performance by CHF 28 million and raised Corporate Center’s by CHF 28 million. For the comparative fourth and first quarter of 2003, the effect on net profit was insignificant.

Recently issued accounting standards
IFRS 3 Business Combinations

On 31 March 2004, the International Accounting Standards Board (IASB) issued IFRS 3 Business Combinations, revised IAS 36 Impairment of Assets, and revised IAS 38 Intangible Assets. The new standards are applicable immediately for business combinations that were agreed to on or after 31 March 2004. In all other respects, the standards are effective for the first financial year beginning on or after 31 March 2004.

     Under IFRS 3, all business combinations must be accounted for using the purchase method of accounting. The pooling of interests method of accounting for business combinations has been eliminated. Goodwill arising from business combinations entered into on or after 31 March 2004 is not amortized but tested annually for impairment. Goodwill carried on the balance sheet relating to business combinations prior to 31 March 2004 will continue to be amortized until 31 December 2004. Beginning 2005, amortization will cease and all goodwill carried on the balance sheet will be subject to impairment testing. Intangible assets with indefinite useful lives will also be tested for impairment rather than being amortized.

     In purchase accounting, IFRS 3 requires that contingent liabilities assumed must be recognized at their estimated fair value. Minority interests have to be recognized at the minority’s share of interest in the fair value of net assets acquired, whereas previously minority interests were recorded at carryover basis. The adoption of the new standards will have a material impact on UBS’s financial statements as goodwill amortization will cease. In 2003, UBS recorded CHF 756 million of goodwill amortization expense.

IFRS 4 Insurance Contracts

On 31 March 2004, the IASB issued IFRS 4 Insurance Contracts, which provides guidance on the accounting and reporting of insurance contracts issued and reinsurance contracts held. The new standard is effective for financial years beginning on or after 1 January 2005 and is relevant to UBS with respect to its life insurance activities. IFRS 4 requires that the deposit component of an insurance policy is unbundled from the insurance component and accounted for separately in accordance with IAS 39. UBS is in the process of evaluating the new standard but does not expect it to have a material impact on its financial statements.

IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations

On 31 March 2004, the IASB issued IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, which replaces IAS 35 Discontinued Operations. The new standard provides guidance on the measurement and classification of assets “held for sale” and introduces the concept of a “disposal group”. IFRS 5 is effective for financial years beginning on or after 1 January 2005 and is applicable prospectively. Assets or disposal groups classified as held for sale are carried at the lower of their carrying amount and fair value less costs to sell, and are not depreciated. Assets held for sale and assets and liabilities that are part of a disposal group classified as held for sale have to be presented separately on the face of the balance sheet. Operations are classified as discontinued at the time they meet the criteria for being classified as held for sale or when they are disposed of. The results of discontinued operations have to be classified separately on the face of the income statement. UBS is in the process of evaluating the new standard and the impact it may have on its financial statements.

Amendment to IAS 39 Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk

On 31 March 2004, the IASB issued an amendment to IAS 39 Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk. The amendment establishes conditions under which an entity is permitted to apply fair value hedge accounting to a portfolio of financial assets or financial liabilities to hedge against interest rate risks. As UBS adopted revised IAS 32 and 39 as of 1 January 2004, the amendment has been adopted with immediate effect. However, the amendment has currently no relevance to UBS as it does not intend to apply this new hedging method.

Notes to the Financial Statements
4 May 2004

Note 2 Reporting by Business Group

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length.

For the quarter ended 31 March 2004

				Wealth
	Wealth Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income	3,203	507	4,937	1,346	299	10,292
Credit loss (expense) / recovery	(54)	0	58	(1)	0	3

Total operating income	3,149	507	4,995	1,345	299	10,295

Personnel expenses	1,185	236	2,590	947	213	5,171
General and administrative expenses	523	88	534	238	124	1,507
Depreciation	82	6	66	38	111	303
Amortization of goodwill and other intangible assets	18	33	73	77	24	225

Total operating expenses	1,808	363	3,263	1,300	472	7,206

Business Group performance before tax	1,341	144	1,732	45	(173)	3,089
Tax expense						579

Net profit before minority interests						2,510
Minority interests						(87)

Net profit						2,423

For internal management reporting purposes we measure credit loss expense using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired in the future. The Adjusted expected credit loss reported for each Business Group is the Expected credit loss on its portfolio, plus the deferral which is the difference between Credit loss expense and Expected credit loss, amortized over a three-year period. The difference between these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center.

				Wealth
	Wealth Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income	3,203	507	4,937	1,346	299	10,292
Adjusted expected credit loss	(17)	0	0	(3)	23	3

Total operating income	3,186	507	4,937	1,343	322	10,295

Personnel expenses	1,185	236	2,590	947	213	5,171
General and administrative expenses	523	88	534	238	124	1,507
Depreciation	82	6	66	38	111	303
Amortization of goodwill and other intangible assets	18	33	73	77	24	225

Total operating expenses	1,808	363	3,263	1,300	472	7,206

Business Group performance before tax	1,378	144	1,674	43	(150)	3,089
Tax expense						579

Net profit before minority interests						2,510
Minority interests						(87)

Net profit						2,423

Note 2 Reporting by Business Group (continued)

For the quarter ended 31 March 2003

				Wealth
	Wealth Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income	2,866	378	3,217	1,166	210	7,837
Credit loss (expense) / recovery	(64)	0	(5)	0	0	(69)

Total operating income	2,802	378	3,212	1,166	210	7,768

Personnel expenses	1,146	188	1,794	888	186	4,202
General and administrative expenses	517	99	478	246	57	1,397
Depreciation	94	7	80	38	114	333
Amortization of goodwill and other intangible assets	19	40	70	87	26	242

Total operating expenses	1,776	334	2,422	1,259	383	6,174

Business Group performance before tax	1,026	44	790	(93)	(173)	1,594
Tax expense						313

Net profit before minority interests						1,281
Minority interests						(72)

Net profit						1,209

For internal management reporting purposes we measure credit loss expense using an expected loss concept. The table below shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired in the future. The Adjusted expected credit loss reported for each Business Group is the Expected credit loss on its portfolio, plus the deferral which is the difference between Credit loss expense and Expected credit loss, amortized over a three-year period. The difference between these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center.

				Wealth
	Wealth Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income	2,866	378	3,217	1,166	210	7,837
Adjusted expected credit loss	(57)	0	(18)	(2)	8	(69)

Total operating income	2,809	378	3,199	1,164	218	7,768

Personnel expenses	1,146	188	1,794	888	186	4,202
General and administrative expenses	517	99	478	246	57	1,397
Depreciation	94	7	80	38	114	333
Amortization of goodwill and other intangible assets	19	40	70	87	26	242

Total operating expenses	1,776	334	2,422	1,259	383	6,174

Business Group performance before tax	1,033	44	777	(95)	(165)	1,594
Tax expense						313

Net profit before minority interests						1,281
Minority interests						(72)

Net profit						1,209

Notes to the Financial Statements
4 May 2004

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the second and the third table). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income

	Quarter ended			% change from
CHF million	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Net interest income	3,218	3,007	2,909	7	11
Net trading income	1,785	578	1,221	209	46

Total net interest and trading income	5,003	3,585	4,130	40	21

Breakdown by business activity

	Quarter ended			% change from
CHF million	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Net income from interest margin products	1,265	1,233	1,285	3	(2)

Equities	946	701	319	35	197
Fixed income	2,151	1,146	1,960	88	10
Foreign exchange	414	321	357	29	16
Other	89	86	71	3	25

Net income from trading activities	3,600	2,254	2,707	60	33

Net income from treasury activities	310	326	398	(5)	(22)

Other [1]	(172)	(228)	(260)	(25)	(34)

Total net interest and trading income	5,003	3,585	4,130	40	21

1 Principally external funding costs of the Paine Webber Group, Inc. acquisition.

Note 3 Net Interest and Trading Income (continued)

Net interest income 1

	Quarter ended			% change from
CHF million	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Interest income
Interest earned on loans and advances	2,733	2,354	2,572	16	6
Interest earned on securities borrowed and reverse repurchase agreements	2,274	2,905	2,844	(22)	(20)
Interest and dividend income from financial investments	21	15	25	40	(16)
Interest and dividend income from trading portfolio	4,713	4,465	4,191	6	12

Total	9,741	9,739	9,632	0	1

Interest expense
Interest on amounts due to banks and customers	1,187	1,720	1,192	(31)	(0)
Interest on securities lent and repurchase agreements	2,141	2,062	2,482	4	(14)
Interest and dividend expense from trading portfolio	2,315	2,274	2,193	2	6
Interest on financial liabilities designated at FV	275	231	137	19	101
Interest on debt issued	605	445	719	36	(16)

Total	6,523	6,732	6,723	(3)	(3)

Net interest income	3,218	3,007	2,909	7	11

Net trading income 1

	Quarter ended			% change from
CHF million	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Equities	701	529	186	33	277
Fixed income [2]	546	(354)	579		(6)
Foreign exchange and other	538	403	456	33	18

Net trading income	1,785	578	1,221	209	46

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Included in the Net trading income table are the fair value changes of CHF (385) million for the quarter ended 31 March 2004 (CHF (178) million and CHF 112 million for the quarter ended 31 December 2003 and 31 March 2003 respectively) related to financial liabilities designated as held at fair value through profit and loss. The major portion of the entire change in fair value is attributable to the change in fair value of derivatives embedded in the liabilities designated as held at fair value. The exposure from such embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to financial liabilities designated as held at fair value.

Notes to the Financial Statements
4 May 2004

Note 4 Net Fee and Commission Income

	Quarter ended			% change from
CHF million	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Underwriting fees	711	771	437	(8)	63
Corporate finance fees	200	306	114	(35)	75
Brokerage fees	1,768	1,495	1,229	18	44
Investment fund fees	1,131	1,051	882	8	28
Fiduciary fees	54	56	63	(4)	(14)
Custodian fees	314	318	279	(1)	13
Portfolio and other management and advisory fees	1,122	1,021	901	10	25
Insurance-related and other fees	65	69	103	(6)	(37)

Total securities trading and investment activity fees	5,365	5,087	4,008	5	34

Credit-related fees and commissions	65	74	62	(12)	5
Commission income from other services	240	293	260	(18)	(8)

Total fee and commission income	5,670	5,454	4,330	4	31

Brokerage fees paid	427	403	334	6	28
Other	238	231	170	3	40

Total fee and commission expense	665	634	504	5	32

Net fee and commission income	5,005	4,820	3,826	4	31

Note 5 Other Income

	Quarter ended			% change from
CHF million	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Gains / (losses) from disposal of associates and subsidiaries
Net gain from disposal of:
Consolidated subsidiaries	0	(7)	0
Investments in associates	0	0	0

Total	0	(7)	0

Financial investments available for sale
Net gain from disposal of:
Private equity investments	239	242	63	(1)	279
Other financial investments	10	(2)	5		100
Impairment charges on private equity investments and other financial investments	(69)	(129)	(240)	47	71

Total	180	111	(172)	62

Net income from investments in property	18	19	16	(5)	13
Equity in income of associates	8	9	10	(11)	(20)
Gains / (losses) from investment properties	0	(7)	0
Other	78	54	27	44	189

Total other income	284	179	(119)	59

Note 6 Personnel Expenses

	Quarter ended			% change from
CHF million	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Salaries and bonuses	4,236	3,220	3,267	32	30
Contractors	129	129	134	0	(4)
Insurance and social contributions	291	203	216	43	35
Contribution to retirement plans	177	150	203	18	(13)
Other personnel expenses	338	336	382	1	(12)

Total personnel expenses	5,171	4,038	4,202	28	23

Note 7 General and Administrative Expenses

	Quarter ended			% change from
CHF million	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Occupancy	350	330	304	6	15
Rent and maintenance of machines and equipment	171	176	174	(3)	(2)
Telecommunications and postage	199	205	219	(3)	(9)
Administration	144	154	143	(6)	1
Marketing and public relations	111	122	89	(9)	25
Travel and entertainment	136	158	118	(14)	15
Professional fees	137	193	109	(29)	26
IT and other sourcing	215	234	198	(8)	9
Other	44	95	43	(54)	2

Total general and administrative expenses	1,507	1,667	1,397	(10)	8

Notes to the Financial Statements
4 May 2004

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from
Basic earnings (CHF million)	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Net profit	2,423	1,808	1,209	34	100

	Quarter ended			% change from
Diluted earnings (CHF million)	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Net profit	2,423	1,808	1,209	34	100
Less: Profit on own equity derivative contracts	(3)	0	(17)		82

Net profit for diluted EPS	2,420	1,808	1,192	34	103

	Quarter ended			% change from
Weighted average shares outstanding	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Weighted average shares outstanding	1,076,148,650	1,075,169,790	1,153,931,972	0	(7)
Potentially dilutive ordinary shares resulting from options and warrants outstanding	33,652,562	28,432,962	16,327,254	18	106

Weighted average shares outstanding for diluted EPS	1,109,801,212	1,103,602,752	1,170,259,226	1	(5)

	Quarter ended			% change from
Earnings per share (CHF)	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Basic EPS	2.25	1.68	1.05	34	114
Diluted EPS	2.18	1.64	1.02	33	114

	Quarter ended			% change from
Shares outstanding	31.3.04	31.12.03	31.3.03	4Q03	1Q03

Total ordinary shares issued	1,184,421,495	1,183,046,764	1,256,702,037	0	(6)
Second trading line treasury shares
2002 first program			67,700,000		(100)
2002 second program			8,270,080		(100)
2003 program	59,482,000	56,707,000	1,470,000	5
2004 program	0
Other treasury shares	50,360,853	54,653,692	28,666,605	(8)	76

Total treasury shares	109,842,853	111,360,692	106,106,685	(1)	4

Shares outstanding	1,074,578,642	1,071,686,072	1,150,595,352	0	(7)

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate			Average rate
	As at			Quarter ended
	31.3.04	31.12.03	31.3.03	31.3.04	31.12.03	31.3.03

1 USD	1.27	1.24	1.35	1.26	1.29	1.36
1 EUR	1.56	1.56	1.48	1.57	1.55	1.47
1 GBP	2.34	2.22	2.14	2.33	2.24	2.18
100 JPY	1.21	1.15	1.15	1.19	1.19	1.14

Note 10 Post Balance Sheet Event

On 2 April 2004, UBS signed an agreement with RWE, a German utilities company, to purchase its 20% ownership interest in Motor-Columbus AG (Motor-Columbus) and its 1.23% direct interest in Atel AG (Atel), a subsidiary of Motor-Columbus, for a cash consideration of CHF 420 million. Together with the 35.6% interest already owned, UBS will hold a 55.6% majority interest in Motor-Columbus after the transaction has closed, which is expected to occur in early July 2004. Motor-Columbus is a Swiss holding company whose most significant asset is a 58.5% ownership interest in Atel, a Swiss group engaged in the production, distribution and trading of electricity. In complying with the Swiss takeover code, UBS will make an unconditional tender offer to the minority shareholders of Atel to acquire their shares at a price of

CHF 1,230 per share. Under the takeover code, UBS would also have to make a tender offer to the minority shareholders of Società Elettrica Sopracenerina, a publicly listed subsidiary of Atel, for which UBS however is seeking to receive an exemption from the Swiss authorities. The tender offer to the minority shareholders of Atel and Sopracenerina, in case the exemption from the offer is not granted, would, if accepted in full, increase the purchase price by a maximum of CHF 1,589 million.

     UBS will consolidate Motor-Columbus, which includes Atel and its subsidiaries, as of the acquisition date using the purchase method of accounting. In 2003, Atel had consolidated sales of approximately CHF 5.3 billion, and it reported assets of approximately CHF 6.3 billion at 31 December 2003.

UBS Registered Shares
4 May 2004

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.80 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes

ISIN	CH0012032030

Valoren	1203203

Cusip	CINS H8920M855

UBS share price

Note: For current share price refer to: www.ubs.com/quotes

Cautionary statement regarding
forward-looking statements
This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macroeconomic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2003. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint
Publisher / Copyright: UBS AG, Switzerland.
Language: English. SAP-No. 80834E-0402

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Robert Dinerstein
	Name:	Robert Dinerstein
	Title	Managing Director

By:	/s/ Per Dyrvik
	Name:	Per Dyrvik
	Title:	Managing Director

Date:  May 7, 2004